

APR 3 0

FORM 6-K



1-14720
02032353

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of April 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X. . . .



matáv

SHOWING WHAT MAKES US DIFFERENT

2001 annual report



matáv

New structure for efficient operations and shareholder value growth

MATÁV GROUP LINES OF BUSINESS

BUSINESS SOLUTIONS

Market leadership in data communications with over 50% share

- More than 16,000 data connections (Flex-Com, Datex-P, Frame-Flex)
- Our service bandwidth doubled in 2001
- Broadband ADSL services for fast network access
- We entered the service areas of competitors with our business solutions
- We entered the application service providers' (ASP) market as well

RESIDENTIAL SERVICES

Market leadership in fixed line telephony

- More than 3 million fixed lines (incl. Emitel)
- We supported market liberalization with agreements and had a competitive start
- Our new tariff packages provide choices for customers
- Quality customer care and sales network (Matáv Pont shops, online sales, audited service quality)
- We build on our fixed line infrastructure to secure our market positions

INTERNET

Market leadership in both residential and business Internet segment

- More than 133,000 subscribers and 870,000 Freemail users
- Favorable Internet tariffs for an information society
- Origo is Hungary's market leader Internet portal site
- Internet services for all customer segments from residential to key businesses
- The Marketline e-marketplace is a pioneering e-business initiative

MOBILE

Market leadership in mobile communications with over 50% share

- More than 2.5 million customers, 25% of total population
- Leadership position in advanced solutions (GPRS, mobile Internet, m-commerce)
- Pioneering mobile content and multimedia services launched
- Customer loyalty programs and tariff packages launched and extended
- Hungary's first service provider honored by EFQM European Quality Award

Growth... beyond words

MATÁV GROUP: A PROFITABLE GROWTH STORY

REVENUES (HUF million)	EBITDA (HUF million)	NET INCOME (HUF million)
22.8%	23.7%	23.9%



547,735
2000
2001
2000
2001
2000
2001

INCREASING EFFICIENCY IN THE FIXED LINE SEGMENT



17,000
15,000
13,000
11,000
9,000
7,000
5,000
340
300
260
220
180
140
100
1997
1998
1999
2000
2001
Number of fixed line employees
Fixed lines per employee

CONTRIBUTION OF BUSINESS SEGMENTS TO 2001 GROWTH

REVENUES (HUF million)



547,735
2000
2001
International
Mobile
Fixed line

STRONG GROWTH IN MOBILE SEGMENT



2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1997
1998
1999
2000
2001
Subscribers
Prepaid customers
Mobile customers per 100 residents

GROWTH OF BUSINESS SEGMENTS IN 2001

	REVENUE GROWTH	EBITDA MARGIN
Total revenues	22.8%	43.1%
International	n.a.	56.4%
Mobile	24.8%	38.2%
Fixed line	2.3%	37.8%

CAPITAL EXPENDITURES FOR DEVELOPMENT AND TECHNOLOGY ADVANCES



200
150
100
50
0
1997
1998
1999
2000
2001

Matáv Group Financial Highlights*

	2000 HUF million	2001 HUF million	Change %
Total revenues	445,945	547,735	22.8
EBITDA**	190,811	236,022	23.7
Operating profit	96,091	119,400	24.3
Net income	66,652	82,560	23.9
No. of shares (millions)	1,037	1,037	0
Basic earnings per share (HUF)	64.3	79.6	23.8
Total assets	954,424	1,104,196	15.7
Long term debt	110,641	419,763	279.4
Net debt	170,025	442,926	160.5
Total shareholders' equity	637,281	460,300	(27.8)
Net debt to total capital (%)	21.0	46.6	n.a.
Capital expenditures	152,784	127,747	(16.4)
EBITDA margin (%)	42.8	43.1	n.a.
Operating margin (%)	21.5	21.8	n.a.
Net income margin (%)	14.9	15.1	n.a.
Return on assets (%)	8.3	8.0	n.a.
HUF/EUR (year end)	264.9	246.3	(7.0)
HUF/EUR (average)	260.0	256.7	(1.3)
HUF/USD (year end)	284.7	279.0	(2.0)
HUF/USD (average)	282.3	286.5	1.5

* The Financial Statements have been restated as described in Note 2 on page 54

** EBITDA – Earnings Before Interests, Taxes, Depreciation and Amortization

Key Shareholders as of December 31, 2001

The Hungarian State	Holder of the Golden Share
MagyarCom (owned by Deutsche Telekom AG)	59.49%
Publicly held	40.51%

Matáv Group Summary of Operating Statistics

	Dec. 31, 2000	Dec. 31, 2001	Change (%)
No. of fixed lines:			
residential	2,296,351	2,151,346	(6.3)
business	326,503	299,267	(8.3)
public	36,774	37,432	1.8
No. of ISDN channels ("B")	305,882	448,396	46.6
Total fixed lines	2,965,510	2,936,441	(1.0)
No. of fixed lines incl. ISDN, Emitel*	n.a.	80,899	n.a.
No. of fixed lines incl. ISDN, MakTel*	513,665	549,988	7.1
Network digitalization with ISDN (%)	85.1	85.4	n.a.
Fixed line penetration (Matáv service area, per 100 inhabitants)	39.5	39.1	n.a.
No. of Group employees (closing)	14,380	16,633	15.7
No. of fixed line employees (closing)	11,227	9,298	(17.2)
No. of fixed lines per employee	264	316	19.6
No. of mobile subscribers, Westel	1,599,086	2,493,485	55.9
No. of mobile subscribers, Westel 0660	75,866	44,308	(41.6)
Total mobile subscribers	1,674,952	2,537,793	51.5
No. of mobile subscribers, MakTel*	99,944	233,820	134.0
Mobile penetration (Hungary, per 100 inhabitants)	30.8	48.7	n.a.
No. of Internet subscribers	95,726	133,171	39.1
No. of Internet subscribers, MakTel*	9,904	21,674	118.8
No. of cable television customers	267,246	300,857	12.6
No. of managed leased lines (Flex-Com)	8,920	11,386	27.6
Domestic outgoing traffic ('000 minutes)	9,692,678	10,088,137	4.1
International outgoing traffic ('000 minutes)	182,479	166,649	(8.7)
Domestic traffic, Emitel* ('000 minutes)	n.a.	91,567	n.a.
International outgoing traffic, Emitel* ('000 minutes)	n.a.	1,370	n.a.
MOU (Minutes of Usage per User/Month), Westel	184	146	(20.7)
ARPU (Average Traffic Revenue per User/Month), Westel	9,067	6,946	(23.4)

*MakTel has been included in the consolidated financial results since Jan 15, 2001, and Emitel has been since July 1, 2001.

Our Mission

It is Matáv's mission to be a key player in the information society and the new economy, retaining its leading position in Central and Eastern Europe.

We commit to make telecommunications and IT achievements available to the widest scope of customers.

We provide solutions to support our customers in creating a more meaningful, more effective and more humane future. Building on our unique experience accumulated on the domestic telecommunications market and our significant achievements we work on attaining our goals, satisfying the needs of our customers and fulfilling the expectations of our investors. The key to our development is our well-educated and committed professionals whom we esteem as an outstanding value of our Company.



Matáv (www.matav.hu) is the principal provider of telecom services in Hungary and it holds the national concession for national and international long distance telephony. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary's largest mobile carrier and leading Internet service provider. Matáv also holds a majority stake in Stonebridge Communications AD controlling MakTel, the sole fixed line and the leading mobile operator in Macedonia. Matáv Hungarian Telecommunications Co. Ltd. was incorporated in 1991 and privatized in 1993. Its majority owner (59.49%) is MagyarCom, fully owned by Deutsche Telekom AG. Matáv shares were introduced to national and international stock exchange dealing both in Budapest and New York in 1997. With its steady and dynamic growth Matáv has created significant value for millions of customers and for shareholders.


2001

Contents



Letter to Our Shareholders

DEAR SHAREHOLDERS,

Hungary's telecommunications market reached an important milestone at the end of 2001: full liberalization. We at Matáv have been preparing for the opening of the market for several years.

In 2001, we successfully completed our eight-year concession development program launched when Hungary's telecommunications industry was privatized, and in so doing, created the foundations for a competitive market. Over the past eight years, we nearly doubled the number of analog lines as well as connecting nearly 450,000 ISDN channels.

The Matáv Group however, has achieved success beyond the regulated fixed line market. In a fiercely competitive environment, we managed successfully to maintain our leading position in mobile telephony. Westel closed out yet another outstanding year. Of the many marks of recognition Westel received in the industry, I will single out the most prestigious: the European Quality Award, which was presented in Luzern. We maintained our market share of more than 50% in the mobile telecommunications market in the face of ever more aggressive competitors, and by the end of 2001, we could claim an impressive 2.5 million subscriber base. We are confident that Westel will continue to outshine its competitors in terms of performance and will retain its leadership position. In December 2001, we closed a transaction with Deutsche Telekom that gave us the remaining 49% stakes of Westel and Westel 0660. As a result, we are 100% owners of these two mobile operators.

We also hold a leading position in the data transmission market, where we increased the number of connections to 16,000 by the end of 2001. We are also proud of the progress of our internet business, Axelero, which has established a leading market position not only in the residential market, but also in the business segment. In 2001, we more than doubled the bandwidth of data transmission services provided by Matáv. This growth is mainly driven by our business customers, but we are also encouraged by the growing demand among residential and small business customers. The number of ISDN lines is rising and the launch of ADSL services was successful with approximately 6,200 lines installed.

In 2001, all of Matáv's lines of business delivered outstanding performance against international benchmarks in terms of quality, efficiency, growth rates and financial stability.

We achieved our major objectives and met or exceeded our key operational and financial targets. Our revenues grew by a dynamic 23%, EBITDA margin exceeded 43%, reflecting both efficiency improvements in our businesses (particularly in the mobile segment) and the significant contribution of MakTel. We are serving our fixed line, mobile and Internet customers at lower incremental cost and manpower and at lower levels of capital expenditure. Yet, according to market research, customers have experienced improving quality of service.

We have put in place a new Group level management structure to improve Company-wide coordination and leverage more effectively the advantages arising from cooperation between our lines of business. We have increased the independence



in decision-making of certain business lines, primarily in the fixed line segment, but also made clear that they are accountable for delivering results. In 2001, we placed increased emphasis on efficiency improvements. As a result, headcount in our fixed line segment decreased by 17%, resulting in an increase in the lines per employee ratio to 316.

During the course of the year, Matáv undertook significant expansion steps. Matáv took the lead role in the privatization of the incumbent telecommunications operator of Macedonia, Makedonski Telekomunikacii (MakTel), as a consortium led by Matáv acquired 51% of the company's share capital. In a domestic expansion move, we acquired 100% ownership of Emitel, the local telecommunications operator of southern Hungary, which operates approximately 81,000 lines. I am delighted with the successful integration of these two new subsidiaries, and with their financial contribution to Matáv's overall performance, as both companies delivered results that exceeded our expectations. MakTel also brings us 2,000,000 potential customers, and Emitel, 280,000. I would like to emphasize that with the MakTel acquisition, Matáv has proven its ability to successfully execute its regional growth objectives.

2002 marks the beginning of a new era in Hungary's telecommunications. The demands and market conditions are now the same for all business lines of the Matáv Group. We all have to stand our ground in an ever-tougher competitive market and maintain the leading position of the Matáv Group both in Hungary and the region.

Our priority, from a competitive point of view, is for our customers to be able to make a conscious choice. It is rare that a company in a strong leading position has made this possible for its customers, even encouraging them to choose between various tariff packages. At this point, our tariff packages have over half a million subscribers.

We are aware that the future of Matáv depends to a great extent, on our ability to thrive in the newly emerging competitive environment in the fixed line segment. We start with a strong foundation for success here: our preparations have been thorough and complete. Retaining our customers and giving them more efficient service are our top priorities. We know that the name of the game is customer satisfaction and quality service, and we are determined to deliver.

What we started in 2001, we will complete in 2002. Our customers both in the fixed line and mobile segments, expect fast and permanent Internet connection. We intend to make the new GPRS based products and ADSL the major market launches of 2002.

The conditions driving Internet usage will further improve in 2002. Internet tariffs are lower and broadband access is spreading fast. It is the task of Axelero to capitalize on these opportunities and give new impetus to Internet growth, while popularizing the concept of bundled telephony and Internet services.

Westel can look forward to another year of strong growth driven by intensive market expansion, perhaps the last year where growth will take this form. In spite of increasingly sharp competition, we are determined to acquire new customers proportionate to our market share. In 2002, we will place equal emphasis on maintaining market share and on increasing Westel's profitability.

Finally, let me thank you, our shareholders for your trust. I would like to assure you once again of our maximum commitment to growth and operational excellence, and of our determination to create increased value for Matáv's shareholders, both in the rapidly changing domestic market and through the exciting regional opportunities available to us.

Yours sincerely,



Elek Straub
Chairman and Chief Executive Officer



Senior Management of the
Matáv Group

The Matáv Group, having reorganized its operations along the key lines of business according to strategic goals, set new guidelines regarding its management processes effective from January 1, 2002. The heads of Lines of Business (Business Solutions, Residential Services, Internet, Mobile as well as Network Systems) together with the Functional Areas heads (Chief Officers Strategy and International, Financial, Human Resources and Legal, Services and Logistics) and led by the Chief Executive Officer make joint decisions in the Management Committee regarding the entire Matáv Group.

ELEK STRAUB *CHAIRMAN AND CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE MANAGEMENT COMMITTEE*

(57) He graduated in electrical engineering and business administration at the Budapest Technical University. He worked as Head of IT Department at the Ministry of Labor in 1970–1980. From 1980, he served as Head of IT Division, later Vice President at the Central Statistical Office, and Government Advisor heading the IT Development Committee of Hungarian Government. In 1990, he became Country General Manager of IBM Hungary. He was appointed CEO of Matáv as of July 17, 1995. He has been member of Matáv's Board of Directors since June 7, 1995, and Chairman of the Board since January 31, 1998. Chairman of the Management Committee since November 14, 2000.

DR. KLAUS HARTMANN *CHIEF FINANCIAL OFFICER, DEPUTY CHAIRMAN OF THE MANAGEMENT COMMITTEE*

(40) He graduated in Economics and holds a PhD and an MBA. He worked for Arthur Andersen in Germany and as treasurer and operational controller for a subsidiary of the DICC Group. He joined Deutsche Telekom in 1996 as Manager International Capital Markets, and became Corporate Treasurer of Global One, a joint venture of DT, France Télécom and Sprint, in 1997. He returned to DT's Headquarters in Bonn, acting as Senior Advisor to the CFO, in April 2000. He was elected member of Matáv's Board of Directors on October 27, 2000 and appointed Matáv's CFO as of November 1, 2000. Deputy Chairman of the Management Committee since November 14, 2000.

HORST HERMANN *CHIEF STRATEGY AND INTERNATIONAL OFFICER*

(40) He joined Deutsche Telekom as an operations manager in 1970. In 1990 he joined Deutsche Telekom Headquarters, Corporate Strategy and Regulatory Policy. From 1994 he was Assistant Managing Director for Business Development and Finance in DT's regional Headquarters in Singapore. From 1998 he was responsible for Strategic Planning in the Bonn Headquarters again. In April 1999 he joined Matáv, in charge of Strategy and Business Development. On January 1, 2002 he was promoted to Chief Strategy and International Officer, being also responsible for Portfolio Management and Matáv's Group policy on content and media.

DR. TAMÁS PÁSZTORY *CHIEF HUMAN RESOURCES AND LEGAL OFFICER*

(50) A graduate in law and organization engineering, he joined the Hungarian Post in 1969 and since 1980 worked in various positions in the human resources area. From 1990 he was Matáv's Director of Human Resources Development and has been responsible for Matáv's HR and organizational development activities ever since. He was appointed Matáv's Deputy Chief Officer in July 1995 and Chief Human Resources and Legal Officer as of February 1, 1999.



Senior Management of the Matáv Group (from left to right)

LÁSZLÓ BODNÁR
Chief Services and Logistics Officer
Acting Chief Officer, Residential Services

DR. KLAUS HARTMANN
Chief Financial Officer
Deputy Chairman of the Management Committee

DR. TAMÁS PÁSZTORY
Chief Human Resources and Legal Officer

ELEK STRAUB
Chairman and Chief Executive Officer
Chairman of the Management Committee

ANDRÁS SUGÁR
Chief Executive Officer, Westel Mobile

MANFRED OHL
Chief Technical Officer
Chief Officer, Network Systems

ZOLTÁN TANKÓ
Chief Officer, Business Solutions

HORST HERMANN
Chief Strategy and International Officer

LÁSZLÓ DRAJKÓ
Chief Executive Officer, Axelero Internet

LÁSZLÓ BODNÁR CHIEF SERVICES AND LOGISTICS OFFICER ACTING CHIEF OFFICER, RESIDENTIAL SERVICES

(53) He started his career with Elektromechanikai Vállalat in Budapest, then joined the Hungarian Post where he managed regional telecommunications development. From 1989 to 1990 he was Director of Hungarian Post in Sopron. From 1990 to 1998 he was Director of Matáv's Sopron Directorate. In addition he managed Matáv's organizational restructuring project in 1998–1999. In January 1999 he became Director of the West Hungary Technical Directorate and as of March 16, 1999 he was appointed Matáv's Chief Logistics Officer. From January 1, 2002 he is Chief Services and Logistics Officer and Acting Chief Officer, Residential Services.

MANFRED OHL CHIEF TECHNICAL OFFICER, CHIEF OFFICER, NETWORK SYSTEMS

(54) He managed Operation and Maintenance of International terrestrial and satellite transmission systems at Deutsche Telekom until 1984. Afterwards he was regional director for planning construction, operation and maintenance of networks. After 1989 he was responsible for network reconstruction in Eastern Germany as well as investments of the technical division. From 1995 he was Head of the Technical Directorate of Deutsche Telekom. He joined Matáv on January 1, 1998 as Chief Technical Officer. From January 1, 2002 he is Chief Officer, Network Systems.

ZOLTÁN TANKÓ CHIEF OFFICER, BUSINESS SOLUTIONS

(44) A Budapest Technical University graduate in electrical engineering, he worked from 1980 as computer development engineer in Budapesti Rádiótechnikai Gyár, and from 1982 in Kőbányai Gyógyszerárugyár. From 1984 he held various positions at Műszertechnika and was promoted to Vice President in 1987 and Chief Officer in charge of telecommunications in 1990. He joined Matáv in February 1996 as Director of Business Communications and was promoted to Chief Sales Officer of the company as of January 1, 2000. From January 1, 2002 he is Chief Officer, Business Solutions.

LÁSZLÓ DRAJKÓ CHIEF EXECUTIVE OFFICER, AXELERO INTERNET

(34) He graduated in electrical engineering at the Budapest Technical University in 1991. He started his career as network engineer at KFKI Research Institute for Physics. In 1992 he joined Novell Europe in Düsseldorf as product manager, later channel manager for Central and Eastern Europe and from 1994 as Managing Director of Novell Hungary. In 1996, he became general manager of Compaq Computer Hungary, later General Manager Market Development of Compaq Computer EOG in Munich, Germany. From 2000 he has been CEO of Matávnet Rt. reshaped in 2001 under a new brand Axelero Internet.

ANDRÁS SUGÁR CHIEF EXECUTIVE OFFICER, WESTEL MOBILE

(55) He graduated in electrical engineering at the Budapest Technical University. He started his career as development engineer at the Electromechanikai Vállalat. From 1974 he served at Hungary's Ministry of Foreign Trade. In 1980 he became Deputy Commercial Counsellor at the Commercial Section of Hungary's Embassy in New York. In 1985 he became Deputy General Director of Intercooperation Rt. From 1988 he was Deputy General Manager of Transelektro Rt. In 1991 he became General Manager of Westel Rádiótelefon Kft. He has been CEO of Westel Mobil Rt. from 1993.

Matáv's Board of Directors



ELEK STRAUB

(57) A graduate in electrical engineering and business administration, he served as Head of IT Department at the Ministry of Labor in 1970–1980. From 1980, he was Head of IT Division, later Vice President at the Central Statistical Office and Government Advisor, heading the IT Development Committee of the Hungarian Government. In 1990, he became Country General Manager of IBM Hungary. He is Chief Executive Officer of Matáv since July 1995 and Chairman of its Management Committee since November 2000. Matáv's Director since June 7, 1995, Chairman of the Board of Directors since January 31, 1996.



CHRISTOPH M. BALDUS

(45) He holds a Masters degree in Electrical Engineering and Business Administration from the Technical University in Munich. He has held various international management positions in the IT industry. At last he worked for Platinum Technology Inc. as Managing Director in Germany and before that he was Director for Outsourcing Management Services of Digital Equipment Corp. in Switzerland and Member of the Board. He joined T-Systems International in 2001 as Senior Executive Vice President for Central and Eastern Europe. Matáv's Director since April 27, 2001.



DETLEV BUCHAL

(56) He holds a law degree. After having held various management positions in the banking industry from 1973, he joined the Board of the GZS German Eurocard- und Eurocheque-Zentrale in 1988. In 1992, he became Chairman of the Board, primarily responsible for strategic planning, marketing and sales. From 1996 he was Member of Deutsche Telekom's Board of Management, responsible for Product Marketing. From 2001 he is Supervisory Board member. Matáv's Director since October 27, 2000.



DR. SÁNDOR CSÁNYI

(48) He graduated in finance and accounting in 1974 and holds a university degree since 1980 and a PhD in economics since 1986. He is financial economist, certified price analyst and chartered accountant. He started his career at the Ministry of Finance and later served at the Ministry of Agriculture from 1983 as Head of Section. From 1986 he was Head of Department at Magyar Hitelbank and in 1989 he became Deputy CEO of the K&H Bank. He is Chairman and CEO of the OTP Bank since 1992. Matáv's Director since April 27, 2000.



GYULA GANSPERGER

(38) He graduated in finance at the Budapest University of Economics in 1986. After having served as chief accountant in several firms from 1987, he became owner and managing director of Taxorg Tax Consultants and Accounting Ltd. in 1990. He served as Member of the Supervisory Board of ÁPV Rt., Hungary's State Privatization and Asset Management Company, from 1995. He was appointed Chairman and CEO of ÁPV Rt. in 1998. He is Chairman and acting CEO of Budapest Airport Rt. from 2001. Matáv's Director since October 27, 2000.



FRIDBERT GERLACH

(44) After his graduation in telecommunications at Aachen University in 1983, he stayed there to work as an electrical engineer and, during that time, completed his studies in business administration. From 1987 he held several management positions within the international division of Alcatel SEL AG in Stuttgart, Germany. He worked as director for international joint ventures at T-Mobil from 1997. He joined Deutsche Telekom in 1999 as Vice President Regional Build-up and Integration in the Region Central and Eastern Europe and Middle East. Matáv's Director since April 27, 2001.



DR. KLAUS HARTMANN

(40) He graduated in economics and holds a PhD and an MBA. He worked for Arthur Andersen in Germany, and later for the EICC Group as treasurer and operational controller. He joined Deutsche Telekom in 1995 as Manager International Capital Markets, and became Corporate Treasurer of Global One in 1997. In April 2000, he returned to Deutsche Telekom as Senior Advisor to the CFO. He was appointed Matáv's CFO and Deputy Chairman of its Management Committee in November 2000. Matáv's Director since October 27, 2000.



FRANZ X. HIERGEIST

(60) He worked for Deutsche Bundespost Telecommunications Engineering Center from 1968 in the field of satellite communications and long term studies. From 1976, he was responsible for telephone services and operations and national satellite projects at the Ministry of Posts and Telecommunications in Bonn. He is Executive Director, Domestic Networks, Planning and Systems at Deutsche Telekom's General Directorate.

Matáv's Director since May 20, 1994.



DR. MIHÁLY PATAI

(49) He joined the National Bank of Hungary in 1976, and the Financial Research Institute in 1978. From 1982 he served at the Ministry of Finance as Division Chief. In 1986, he became Chairman of the Board at General Banking and Trust Co. From 1989 he worked for the World Bank and IFC, and from 1993 for K&H Bank as Executive Director. He became Chairman and Chief Executive Officer of Budapest Investment International and later of Allianz Hungária Insurance Co. in 1996. Matáv's Director since April 28, 1998.

MATÁV'S SUPERVISORY BOARD

Dr. László Pap, chairman	*Dieter Cazzonelli*	*György Varju*
Hans Albert Aukes	*Dr. Gábor Germus*	*Péter Vermes*
Dr. Manfred Balz	*Joachim Kregel*	

JÓZSEF SZABÓ, *reelected to the Supervisory Board on April 27, 2000, has resigned from his position effective December 31, 2001.*

Milestones 2001



Thanks to several years' preparations we made a competitive start in the liberalized market.

SMOOTH PASSAGE TO THE LIBERALIZED MARKET

Matáv has been preparing for years for the real testing in a fully liberalized Hungarian telecommunications market. By 2001, nearly half of our revenues came from areas exposed to competition. The new Act on Communications that entered into force on December 23, 2001 brings new elements for customers primarily in the field of fixed voice telephony. From now on, customers can select service providers for their long-distance and international calls. Already before liberalization, the number of fixed lines was surpassed by the number of mobile phones so liberalization did not bring dramatic changes for customers.



The new Group structure targets growth strategy implementation and shareholder value increase.

MATÁV GROUP: IN A NEW STRUCTURE

In anticipation of future changes, Matáv restructured its corporate resources in 2000, to shift the emphasis towards the significant growth potential areas and in 2001 adjusted the structure of the Group to match those changes. As a result, a full-scope and coordinated Matáv Group offering the entire range of telecommunications services met customers at the beginning of 2002. In the transformed structure each line of business carries out its activities independently, in line with the requirements of its own market but coordinated at strategic level.



Matáv holds 1st place among Hungary's companies in all its 4 key lines of business.

THE MOST PROFITABLE COMPANY, THE BIGGEST INVESTOR

Matáv continues to hold 1st place among Hungary's companies in respect of after-tax profit. It also tops the list in terms of operating profit and profit before tax and it also has the largest revenues among the telecommunications companies. Over 10 years of its operations, it has invested about one thousand billion HUF – calculated at the value when the investment was made – in network development and modernization. With this figure Matáv heads the list of Hungarian companies in terms of capital expenditures.



From 2002, a coordinated Matáv Group offering the full range of telecom services meets customers.

CUSTOMIZED TARIFF PACKAGES

In 2001, we introduced numerous new tariff packages, tailored to the requirements of both residential and business customers. By offering the generally affordable Bázis and Minimál low user packages, Matáv meets its obligations also as a universal services provider. With Bónusz complementary package customers frequent long distance calls in a cost effective way. Our Kontroll was the first prepaid package introduced in Hungary's fixed line telephony, with no monthly and call setup fee. The Csevegő package offers significant discounts for users frequenting longer calls. And businesses are able to optimize their telephony costs by subscribing to our Ritmus packages.





Market Liberalization



Market cooperation to benefit consumers: Matáv concluded its first network interconnection agreement in December 2001.

THE TELECOMMUNICATIONS MARKET IS NOW FULLY LIBERALIZED

Pursuant to the Act on Communications enacted in June 2001, December 23, 2001 was the official date of full liberalization of Hungary's telecommunications market. Fixed line voice telephony was the last segment of telecommunications to be opened to competition. Users can select, either in an agreement or on a call-by-call basis, service providers for their long-distance and international calls from among companies that have made network interconnection agreements. The liberalized Hungarian telecommunications sector offers the same services as any advanced market economy so this market stands as an example in our region.

THE BEST PERFORMING ECONOMY OF THE REGION


Tortát nekik!

Our welcome to market competition: the final winner will certainly be the customer.

Despite an overall slow-down of economic growth, the Hungarian economy shows the best performance in the Central European region. In 2001, Hungary's GDP grew by 3.8%, which is twice the average growth rate of the Euro-zone. The number of unemployed reached the lowest point of the past ten years in 2001: in fact, the 5.8% unemployment rate was more than 2% lower than the European Union average. The EU's regular report published in November 2001 describes Hungary as a stable, functioning market economy with a solid macro-economic situation. At the end of the year the international credit rating agencies confirmed Hungary's rating in the category recommended for investment.

MATÁV WAS WELL PREPARED FOR COMPETITION

Matáv waited for and urged the opening of the market, as competition is nothing new for the company. Matáv's exclusive concessions in the fixed line voice market have expired, but we have been adapting ourselves to the challenges of open markets for a long time as, with the exception of the fixed line voice services, competitors have been appearing on the market since 1993. By mid-2001, fixed line penetration in Hungary was surpassed by mobile penetration. Liberalization only opens the market in the last segment of telecommunications – in fixed line voice services.

LEADING POSITION IN ALL BUSINESS SEGMENTS

Matáv can start from a favorable position in the first year of the liberalization. The companies of the Group have acquired leading positions in the mobile, Internet and data communications markets where competition has been fully-fledged for years. In 2001, about 50% of our revenues came from services provided in a competitive situation. And in fixed line telephony the Matáv Group (Matáv and Emitel) held over 80% of the market on the eve of market liberalization. But competition actually started earlier on the market of long-distance and international markets as mobile companies have been putting up competition to fixed line services in these areas for quite a long time. The choice of service provider is nothing new in the fixed line market either, as Voice-over-IP international calls have been available since 1999.

Our Strategy



Providing quality services is a way to achieve business excellence.



Our aim is to retain leading positions in all business lines by responding to market challenges and consumer demand.



Westel call option completed: 100% Matav ownership of the mobile business line contributes to Group success.

MATÁV GROUP: A NEW STRUCTURE

As a result of the organization transformation announced in December 2000, the refocusing of Group operations was completed by the end of 2001, with the aim of adjusting to the new economic environment, to changing consumer habits, to the advances in technology and to the challenges of the liberalized market. In December 2001, the Board of Directors approved the new Group management structure which promotes the attainment of the strategic objectives and the implementation of successful business activities by ensuring efficient operation. Matáv's strategic management is performed by the Group Center. The central functional areas carry out the general strategic management and decision support activities for the entire Group. The network systems operate the fixed network infrastructure for the lines of business actually providing telecommunications services. The central service units provide specific services for Group business units by taking advantage of the synergies within the Group.

LINES OF BUSINESS

The new structure rests on four strategic growth areas of the Group: business solutions (IP-based and data communications), residential fixed line services, mobile communications and the Internet. Similarly to the model which Deutsche Telekom successfully implemented in a competitive market, four lines of business constitute the basis of operations within the Matáv Group:

- *Business Solutions*
- *Residential Services*
- *Internet*
- *Mobile*

These lines of business rest on an identical scope of activities, they pursue independent business activities in harmony with the strategic objectives and expectations of the Group and on the basis of the strategic guidelines of the Group Center. This new organization, which copes effectively with market challenges, derives additional strength from its synergies. The various lines of business can operate more effectively in cooperation and can be more competitive in their own market.

TAKING CARE OF OUR VALUES AND CUSTOMERS

Matáv is beginning a "new life" also in respect of its fixed line network by expanding broadband services and renewing marketing activities. In the rapidly changing world we continue seeking to make optimum use of our network infrastructure, taking advantage of our market position, so as to ensure the return of investments made over a number of years. Matáv wants to keep its residential customers as well as its business customers so we are developing optimum tariff and service packages for each target group.




Group Center
Functional Areas
Business Solutions
Resi-dential Services
Internet
Mobile
Central Services
LINES OF BUSINESS
Network Systems

Management Model of the Matáv Group

SUCCESSFUL INTERNATIONAL AND DOMESTIC EXPANSION

Geographic expansion is an important element of the new Matáv strategy. In the framework of this strategy we have successfully integrated into the Matáv Group two new subsidiares. In January 2001 a consortium led by Matáv acquired majority stake in MakTel, the incumbent telecommunications operator of Macedonia and MakTel has become the Group's consolidated subsidiary. The acquisition of MakTel has made it possible for Matáv to become an international telecommunications group. In another step of its geographic expansion strategy Matáv has purchased the remaining 50% of Emitel Rt. and in July 2001 Emitel was also integrated in the Matáv Group as a wholly-owned consolidated subsidiary. Emitel is a regional carrier of residential and business telecommunications services in South Hungary.

The Matáv Group

Business Solutions

MATÁV LEADERSHIP IN DATA COMMUNICATIONS

Matáv holds the leading position in data communications, a liberalized competitive market for a long time. With 61% share, Matáv continues to lead the market of business communications service providers providing the largest bandwidth for medium-size and large businesses. Matáv serves the majority (51%) of the entire data communications market.

MEETING CUSTOMER DEMAND

In an effort to offer efficient and high-quality customer care and fast response to any demand, Matáv has been keeping contact with its key customers exclusively through personal account managers since the spring of 2001. Through our personal account management activities, we learn and understand the expectations of our partners and serve them with customized solutions. We appear before our customers as a communication partner offering complex business solutions of reliable quality. The integrated structure of business lines within the Matáv Group helps ensure success in the liberalized business communications markets.

MATÁV ADSL

Matáv's broadband ADSL (Asynchronous Digital Subscriber Line) service provides lightning-fast Internet access. The new solution provides several hundred kilobit/s connection for users on the existing fixed line network. For a monthly fee, customers can use the service up to 24 hours a day. In 2001, Budapest and major cities were connected to the service. The great advantage of the technology, beyond the low costs, is that subscribers can access with it several Internet service providers or the internal network (LAN) of a business. Matáv offers the service for partner carriers as Wholesale Fast Access and for business customers the BDSL (Business Digital Subscriber Line) service is provided by Axelero.



The first phase of the broadband Internet access backbone network for universities was completed in 2001.



We respond by enhancing bandwidth growth to market challenges of data communications.

NETWORK EXPANSION ON 3.5 GIGAHERTZ

In June 2001 Matáv won the right to provide services also on the 3.5 GHz frequency. With its value-added services provided by using this new technological solution, Matáv targets primarily medium and large business users. From 2002, ISDN, leased line and IP-based services will be available also through this wireless microwave network. This cellular system, similar in structure to mobile telecommunications systems, can be installed much faster than earlier systems and its capacity can be expanded very flexibly. Matáv plans to use the 3.5 GHz system mainly in Hungary's regions so first services on our 3.5 GHz network are to be launched in Szeged.

OPTICAL INFRASTRUCTURE FOR EDUCATION AND RESEARCH

On a contract with the Ministry of Education, Matáv established a high-speed data network between six universities (Miskolc, Debrecen, Szeged, Pécs, Veszprém, Sopron) and Budapest in 2001. Now, Matáv is establishing a nationwide network on its existing infrastructure, by using the 2.5 gigabit/s WDM (Wave Division Multiplex) optical technology, a novelty in Hungary. All Hungarian universities in turn will use this transmission solution to link to the pan-European research and education network (GEANT) with Matáv providing that connection, too.

SYSTEM AND APPLICATION SERVICES

Matáv's Business Solutions is based, in addition to Matáv's business communications activities, on the information technology and system services of Matávcom. Matávcom continued to be the number one player of the private branch exchange (PABX) market, while it has acquired considerable market positions also in the field of information technology. Matávcom entered the application service providers' (ASP) market in 2001 when it sold its first application service package. The comTr@ck satellite navigation system, expanded with new services in 2001, tracks the movements of almost 400 vehicles and communicates via the GSM network data on their location, speed and direction of movement. The system, accessible through the Internet, can also be used for security monitoring. Cardnet, another Matáv Group member, is offering for retail businesses the CardHost terminal management application for tasks connected with card accepting equipments (POS terminals).



Matáv owns an infrastructure that guarantees the retention of our competitive edge.



Residential Services

CUSTOMIZED TARIFF PACKAGES

The affordability of communication solutions is a crucial issue for customers. From 2001, Matáv is offering service packages developed to the users' needs. Bázis is the regular subscription package while the Minimál low user package is advantageous for customers who want to be accessible. The Bónusz tariff package saves costs for customers who frequently make long distance calls. The Kontroll tariff package is another novelty as Matáv's first prepaid package without monthly fee and call set-up charge. Charging through automatic teller machines is also available for customers. The Csevegő is Matáv's first package that rewards with discounts customers who like to make long telephone calls. The Ritmus tariff package offers significant cost savings for business subscribers.

ISDN

Do-It-Yourself ISDN was one of our 2001 innovations: subscribers only have to mount an ISDN wall socket to enjoy the benefits of the service. Users can send and receive any combination of voice, data, text or image at high speed and quality through two or more digital channels. In addition, they can access the full range of call management services. The number of calls received grew by up to 30% in homes that have an ISDN connection. This means significantly more calls reach customers using actually two lines through an ISDN channel. Thanks to our successful marketing activities, the number of ISDN channels increased by 47% to 448,000 in 2001, amounting to 15% of all fixed lines.

NEW CALL MANAGEMENT SERVICES

In 2001, a new color, the Voice Mail SMS, was added to the palette of our call management services. Subscribers get an SMS notice on their mobile phone of any new incoming voice mail message. Another novelty of 2001 is the Összhang package which contains five call management services. For users of our CCBS (Completion of Call to Busy Subscriber) service, whenever they call a busy number, the exchange will automatically redial and set up the call when the line becomes available. From 2001, the Barangoló prepaid international calling card can also be used to make international outgoing and IP-based (VoIP) calls. The growth of the Internet prompted Matáv to launch the Directory Assistance Plus service mainly to assist users who need information from the Web such as e-mail



and web addresses, advertisements and any special knowledge from various databases. Matáv launched the Jelmondó service for deaf, hearing and speech impaired users also in 2001.



We convince our customers that Matáv is a value-creating, professional and caring partner.

CUSTOMER RELATIONS

In 2001, Matáv Pont shops moved into high quality and frequented premises in four cities. These operations completed the full-scale modernization of our retail shop network. A research carried out by an independent company in 2001 found that the new Matáv Pont shops rated on average 88+ on the 100-degree scale, which shows that our customers are highly satisfied with our personal customer care efforts. The 1212 toll-free nationwide call center service receives and handles some 20,000 customer requests monthly on average. In 2001, we introduced the online fault reporting service for customers, accessible on Matáv's web site.



The importance of customer relations is upgraded in a competitive situation.

CABLE TELEVISION SERVICES

At the end of 2001, MatávkábelTV occupied the second place in a multi-player cable television market with over 300,000 subscribers. In 2001, the company established broadband networks when integrating and reconstructing its local networks. In the summer of 2001, Axelero launched its Kábelnet Internet service on MatávkábelTV's broadband network in a number of Budapest and regional districts. Kábelnet was accessible to some 50,000 homes by the end of the year.



High speed and quality ISDN channels continued to show strong growth in 2001.



Internet

AXELERO: A NEW BRAND

In 2001, Internet services were assigned an outstanding role within the Matáv Group. Our goal for the Internet line of business is to provide the full range of services satisfying the highest quality requirements in every market segment. A new business line structure focusing on residential services, corporate electronic commerce and online content provision has been developed, the customer care system has been streamlined and we have launched new products and services. As an important step of this process, the Internet service provider of the Matáv Group adopted the name Axelero in May 2001 and continued its activities with a new image. The new name expresses the primary strategic objective of accelerating the growth of the Internet. Axelero offers the Internet as a tool of everyday life. In the long term, we are shaping the image of an internationally successful provider of customer friendly services in the global world of the Internet.

STRONG LEADING POSITION IN THE INTERNET MARKET

Axelero has won a strong position in the Internet services market and has become the market leader in the residential and the business segments alike. Axelero is characterized by balanced growth. In 2001, the company increased its customer base by 39%, which means more than 133,000 subscribers. It holds a market leading 44% share in the dial-up Internet market and 60% in the ADSL broadband access market. Among the Hungarian portal sites, Origo, offering content, search engine and e-mail services, continues to lead the market also regarding the number of sessions



and page impressions. In late 2001, the the site counted on average 445,000 visitor sessions daily with 1.9 million average page impressions daily. The number of registered Freemail users more than doubled to 870,000. Axelero is the best-known name in Internet service market for all business categories. On the basis of subscriptions Axelero holds a 44% slice of the business market.

NEW RESIDENTIAL SERVICE PACKAGES

Axelero has developed Hungary's widest residential Internet service portfolio from the NetQuick prepaid access to ADSL. Its products and services are available at over 500 points of sale, which comprise, in addition to Matáv Pont retail shops, an extensive network of contracted partners. Users of Axelero's Kombi service package launched in June pay the same rate for access at any time of the day. With the launching of its ADSL Otthon package in February, Axelero was the first in the market to offer broadband Internet access. The NetQuick package introduced in May was an upgraded version of the well-known service: customers can purchase Internet access with an e-mail address online and can also recharge the package. The range of services offered by Origo site was expanded with the May launch of Career Center with the offers of the biggest online employment agencies.

BUSINESS INTERNET PRODUCT OFFERING

In May Axelero as first in Hungary's business Internet market launched an ADSL service under the name BDSL. The broadband BDSL packages satisfy any Internet-related demand of small and medium size businesses. The ADSL Professional package launched in December 2001 was targeted mainly at small offices. The Webbolt and Webstand Internet stores can manage all e-commerce functions and can be set up simply by loading with catalogue data. With the help of webEDI service and the e-marketplace, implemented within the framework of Marketline.hu, companies can use the Internet to carry out online cooperation and electronic document interchange with their suppliers.



Axelero leads both the residential and the business Internet markets.

NEW CHARGING MODEL FOR ISPS

Matáv reached agreements in 2001 with five Internet service providers holding 80% of Hungary's user market on the reverse charging of dial-up Internet access. This means that customers pay the telecommunications charge for the use of the Internet not to Matáv but to the Internet service provider. The agreements give the ISPs greater liberty to develop new, also prepaid, Internet packages and to expand their service range.



A primary strategic objective is to accelerate the growth of Internet usage.

Mobile Communications

STABLE MAJORITY SHARE ON THE MOBILE MARKET

At the end of 2001, the number of mobile subscribers of the Matáv Group exceeded 2.5 million, or 25% of the total population. With its 2001 performance, Westel stabilized its above 50% market share. The company could boast a market leading position in an increasingly competitive GSM market with a 50.6% year-end share. Westel is playing a pioneering role in changing the domestic communications culture. In 2001, it increased its customer base by 56%, acquiring 894,000 new customers. On the basis of the number of subscriptions, Westel's market share exceeds 72% on the business mobile market.

WESTEL CALL OPTION COMPLETED

On December 21, 2001, Matáv closed with Deutsche Telekom the transaction with which it acquired the remaining 49% share of Westel and Westel 0660 companies. Matáv paid EUR 920 million for 49% of the Westel stakes and agreed to pay in 2002 an additional sum equal to 49% of Westel's 2001 profit dividend. Matáv paid the purchase price from a medium-term Euro loan granted by Deutsche Telekom. Both the capital markets and the investors praised this single largest value acquisition in Hungary yet. Westel's excellent performance and the growing leverage of the mobile business line make a very powerful contribution to the success of the Matáv Group.



LEADING POSITION IN ADVANCED APPLICATIONS

In a pioneering venture in the field of advanced data communications solutions both internationally and on Hungary's market Westel launched the GPRS (General Packet Radio Service) in March 2001 and rolled it out to the entire territory of the country by August. The latest technology promotes the growth of the Internet and paves the way for new multimedia applications. The TeleWestel interactive voice applications appeared in Westel's service portfolio in the summer of 2001. Westel has strengthened its market leading position in international roaming: by December our subscribers could roam 209 networks of 91 countries on 5 continents.

MOBILE CONTENT AND MULTIMEDIA

Content services play a key role in the vision of Westel. Our Westel+Press Information service is unique among the domestic GSM service providers. The Westel+Press Multimédia package is a forerunner of our upcoming content services accessible through WAP. In another step of content development, we have added new features to the services of our 777SMS site: by using their own telephone book, users can answer the messages. As first in the country, we launched an SMS magazine called GO.

CUSTOMIZED FEES AND LOYALTY PROGRAMS

The powerful growth of our customer base is due primarily to prepaid Domino card customers. We are offering our loyal Gold Card customers mobile set plus subscription for zero entrance fee. For our high-end customers we have issued Platinum Cards offering more benefits than any previous option. By way of a new feature in electronic payment, our customers can now pay their bills using credit cards.

LEADING THE WAY IN EUROPE

After winning several prestigious awards and prizes over the past years, in 2001 Westel was Hungary's first service provider to receive the European Quality Award of the European Foundation for Quality Management (EFQM). In December 2001, Westel won Deutsche Telekom's Top Team Award honoring the best performing subsidiary. Westel's innovation activities were recognized with a Dale Carnegie Management Quality Prize, its sport sponsorship with an Aschner Lipót Prize and its corporate attitudes with a Business Ethics Prize.



After several prestigious prizes, Westel became a winner of EFQM European Quality Award in 2001.


Westel
a Kapcsolat

In May 2001, mobile penetration exceeded that of fixed lines in Hungary.

International Segment

INTERNATIONAL MARKET EXPANSION

With the acquisition of a controlling share in Makedonski Telekomunikacii AD (MakTel), Macedonia's incumbent telecoms company in January 2001, Matáv took the first step on the road of international market expansion. A 51% stake in MakTel is owned by Stonebridge Communications in which Matáv holds an 86.5% share. The international portfolio has proved a successful investment as it contributed significantly to Matáv's growth.

MARKET-ORIENTED TRANSFORMATION

Matáv considers the purchase of MakTel as a strategic step that creates the possibility for Matáv to become an international telecommunications group. Through our South-East European investment we can be part of growth in the region expected in the years ahead. In 2001, the single biggest task of MakTel was to transform its organization structure. On the lines of Deutsche Telekom and Matáv, a new structure consisting of four lines of business was developed (fixed line, mobile, Internet and business solutions), while MobiMak provides mobile telephone service as an independent subsidiary of MakTel. The organization transformation makes it possible for MakTel to become a customer-focused and market-oriented company.

EXPANDING CUSTOMER BASE AND SERVICE PORTFOLIO

At the end of 2001, MakTel operated 550,000 fixed lines and through MobiMak it served 234,000 mobile subscribers. MakTel is also the market leader in Internet and IP-based services through its Internet business arm MTnet, which in 2001 increased the number of Internet subscribers to 22,000. Most remarkable achievements include the launch of the ISDN and the Internet tariff packages, the development of a retail shop network and the launch of marketing campaigns to support sales.



The international portfolio has proved a successful investment as it contributed significantly to Matáv's growth.

TWO-YEAR NETWORK DEVELOPMENT PROGRAM

2001 was the first year of MakTel's two-year network development program focusing on upgrading both the fixed line and the mobile networks. Under this program, telephone main lines replaced the majority of party lines and the digitalization of the network has also made fast progress. When completed by 2002, it will be the first digital network in the region. For the purpose of the IP services, a new IP backbone network was put into operation. With major development projects implemented in 2001 including domestic and international gateways and a digital backbone network we provided the additional capacity for the increased traffic generated by an expanding customer base and the mobile network as well as the introduction of leased line services.



The Macedonian telecom market holds outstanding growth potential in all business segments.







E-business

E-SZIGNÓ: SECURITY FOR E-BUSINESS

In line with the new legislation on electronic signatures which took effect in September 2001, Matáv launched its e-Szignó (e-Signature) certification service, which provides for the authentication of electronic signatures, thus ensuring greater security in the electronic transactions of large businesses. Later on, the service will be available for small and medium size businesses and residential customers as well. Under the cooperation agreement signed in June 2001, Matáv entered the certification market relying on the corresponding system of Deutsche Telekom. The availability of the certification service is the basic condition for the development of communication security, e-commerce, electronic administration and teleworking. The e-Szignó service provides for users a legally acceptable electronic signature and an "electronic personal identity card" so as to make their online transactions and messages more secure.

E-PONT: THE INTERNET STORE

Matáv's Internet store called e-Pont opened in December 2001, initially offering telephone sets and cards, but the choice was quickly expanded to comprise the most demanded services such as ISDN and tariff packages. The online store can be reached via Matáv's web site. Visitors to the Internet store can view the equipment and service offer of Matáv and also order any of the products right away. They can also browse in the telephone card shop and buy the latest telephone cards. www.fokuszonline.hu, Hungary's leading Internet bookstore operated by Axelero, was launched a year earlier.



Virtual and real: Matáv products ordered online at e-Pont are delivered to our customers' homes.


Uraim,
az üzlet
Uraim,
az üzlet

Matáv's e-Signature service enhances the further growth of business-to-business e-commerce.

MARKETLINE.HU: THE FIRST E-MARKETPLACE

Hungary's pioneering business-to-business (B2B) electronic commerce system was launched by Marketline in May 2001. Majority shareholder and a founder of the company on behalf of the Matáv Group is Axelero. Products like computers, office equipment, maintenance and cleaning articles, travel and marketing services can be purchased at low cost and simply on the e-marketplace operating on the Internet portal site www.marketline.hu. The basic services of the e-marketplace include the electronic catalogue and online auctions where participants can place bids via the Internet. The virtual shelves of www.marketline.hu already contain nearly 10,000 articles.

ONLINE AUCTIONS ON THE VIRTUAL MARKETPLACE

The aXio online auction marketplace started operation in May 2001 as a new service of the Origo portal site. An Internet auction brings buyer and seller into direct contact with one another enabling to do business at low costs. The auction marketplace is an e-commerce solution designed to ensure interactivity in the Internet-based commercial transactions. One of the services of the online marketplace is the aXio.Live auction mediation program, a bridge between conventional auctions and the virtual world. With its help anyone can view the virtual catalog of the auctions from any part of the world, issue purchase orders, register at the auctions and even bid together with those physically present at an auction.

Human Resources
and Quality Management

QUALITY ORGANIZATIONS AND SERVICES

By the end of 2001, 15 Matáv organizations held the ISO 9001 quality certificate, which means that 81% of the employees work in certified organizations. Westel, Emitel and EPT also operate comprehensive ISO 9001 quality management systems. This strong background has contributed to the fact that Matáv was Hungary's first carrier to obtain a conformity certificate of its services.
In the summer of 2001, an independent auditing agency examined the processes and systems of the company and certified that Matáv's services comply with the quality requirements. The entire Matáv Group can be proud that in 2001 the market leading mobile operator Westel was awarded the European Quality Prize for business excellence.



Quality services for customers from a quality and committed team.

RESTRUCTURING AND OUTPLACEMENT

From 2001, Matáv implemented staff downsizing in the fixed line segment as a consequence of the organization transformation connected to refocusing of Group operations and the introduction of the new management model. We employed the method of outplacement. The importance of the scheme was that Matáv provided extra resources for re-training of the downsized employees and for the establishment of three employment service offices, thus helping employees who left the company but did not retire, to find new jobs and to be successful in a new career. The employment offices offered legal, business and psychological consultation to former Matáv employees who could choose from 30 training programs.



New types of training: the e-Ac@demy training program provides the knowledge for IP-based applications.

EFFICIENT HUMAN RESOURCES MANAGEMENT

Matáv as a company operating with a large staff, has always attached great importance to the appropriate management of human resources. This activity became much simpler in 2001 with the successful introduction of the SAP-HR module in the framework of the most significant system implementation project in Hungary to date. This module provides for the complex IT support of human resources management. The new system increases efficiency and promotes operational excellence, among other things, in filling positions from inside the company, in personnel development, in cost and staff planning, registration, recruitment and selection.



Competition and cooperation: in 2001, our employees participated at the first Matáv Group Olympics.





TALENT SEARCH AND CAREER SUPPORT

In the framework of human resources management, Matáv is putting its staff recruitment and selection activities on professional foundations. We are trying to fill job vacancies primarily through internal competition and selection, for which we have developed appropriate internal communication forms on printed and online (intranet) surfaces. As priority projects, we launched trainee programs, considered the most advanced selection technique. Matáv attends job exchanges at universities, tests applicants and organizes open days to present the company to them. After the trainee period of several months, the best applicants will get a job offer. We also launched a young professionals' development program for the new entrants in the framework of which they can attend further training courses, professional seminars and small-group workshops.

TRAINING IS KEY TO SUCCESS

Matáv sees the key to success in the development of employees. Accordingly, for years we have been spending growing amounts of money and energy on employee training, mainly in the technical, marketing, service and financial areas. Language education plays a prominent role. Technical training represents about 20%, information technology training 25-30%, and marketing, sales and service training 35%. The remaining part consists of management studies, language and other functional training. We fill about 75% of the annual training time with our own instructors and trainers. Our managers and experts also participate in the Euroteam and Adept International telecommunications development programs.

Corporate Social Responsibility

MATÁV SUPPORTS: SPONSORSHIP AND DONATION

Matáv pioneered the role of a responsible corporate citizen in Hungary and with its professional successes it has made a great contribution to the development of sponsorship culture. Our corporate social responsibility plays a part in all forms of social, cultural and education support and sponsoring activities. A significant part of Matáv's corporate social responsibility is devoted to supporting Hungary's culture, primarily classical and high-end popular music, contemporary art and theatrical performances. In the framework of its donations activities Matáv helped support the operations of numerous health and welfare organizations. Our Charitable Donations Board approves considerable sums, nearly 75 million forints in 2001, each year for charitable, social and health promotion purposes. In the framework of Matáv's program of matching gifts, a novelty in Hungary, the company supplemented the charitable donations of its employees, showing their social responsibility, by significant sums amounting to 3.5 million forints in 2001.

DONATIONS FOR THE NEEDY

In 2001 the floods on the Tisza river affected thousands of Hungarian citizens. Once again, Matáv hastened to help the flood victims: in the 51 localities hardest hit by the natural catastrophe it cancelled the usage fee in the telephone bills of residential subscribers, adding up to 20 million forints. Matáv also supported flood victims by enabling donations through phone calls so that nearly 5 million forints were raised for residents of flood-stricken localities due to our technical assistance.



Matáv Vivicittá and Minicittá races have developed into Hungary's largest mass sports events.



Children's drawings for "Wired Tales" on the covers of our 2001 phone directories.

MATÁV FOR CHILDREN

Easing the social and health problems of children is a priority focus area of Matáv's donation activities. In February 2001 Matáv announced a drawing competition for kindergartens. Children were invited to illustrate their favorite tale from Wired Tales, a book Matáv sponsored and donated to them. Each of the 12 winner kindergartens received vouchers worth 500,000 forints to buy toys and furniture. In 2001, we donated 2 million forints to the No. II Budapest Children's Clinic, which they used to make the hospital friendlier and to create play corners for the little patients. The Foundation for Children's Surgery Patients of Miskolc purchased a body-warming equipment used in operations from a Matáv donation of 1 million forints.

MATÁV SUPPORTING FOR HEALTH

In 2001, the HELP International Medical Foundation received a donation of 1 million forints from Matáv to buy a defibrillator, a life-saving equipment used in emergency care, for the medical center in Fót. Budapest's Szent István Hospital received a donation of 1.5 million forints, which they too used to buy a defibrillator. The Tumor Surgery Foundation used Matáv's 1 million forints donation to buy equipment for the treatment of cancer patients. In 2001, Matáv's Charitable Donations Board awarded HUF 26 million to telephone helpline services. People in need of help can reach the helpline services on freephone numbers. These services receive tens of thousands of calls annually.



"IN HARMONY WITH MATÁV" – AND WITH THE TOP RANKS OF MUSIC

Also in 2001, Matáv appeared before the public as leading sponsor of Hungary's music life and its outstanding events. In 2001, Matáv continued to act as chief sponsor of Bartók, the cultural station of the Hungarian Radio, thus contributing to the creation and maintenance of many prestigious music programs. In October 2001, the Matáv Exclusive concert series offered a real treat for lovers of classical music: the Scala Philharmonic Orchestra of Milan under conductor Riccardo Muti. Sponsored by Matáv, pianist Gergely Bogányi performed the complete piano works of Chopin in a series of 16 concerts, and András Schiff, another pianist of international fame, performed a series of 4 concerts at Budapest's Academy of Music. 2001 was the second year of Matáv's exclusive cooperation with Ákos, one of the most renowned performers of Hungary's pop music.

MATÁV FOR HEALTHY LIFE CONDUCT

An outstanding mass sports event of the year was the Matáv Vivicittá and Minicittá Urban Protection Race in April 2001, organized in Budapest and for the first time also in Szeged. By sponsoring mass and youth sports, Matáv succeeds in mobilizing great numbers of people each year.

MATÁV FOR ENVIRONMENT PROTECTION

In 2001, Matáv continued to harmonize environmental considerations with the company's business and service providing activities. An important milestone was Matáv's Environmental Policy approved by the senior management in January 2001. Matáv developed in 2001 the environmental analysis for telecommunications products and services, on the basis of which environmental tests can be built into the product development processes.

The Financial Year 2001

Frequently Asked Questions Answered by Elek Straub, Chairman and CEO



HOW DO YOU EVALUATE THE OPPORTUNITIES OFFERED BY THE 100% OWNERSHIP OF WESTEL?

Westel has been an integral part of the Matáv Group since it began mobile operations. Through our close working relationship and ownership interest, we have always had an in-depth perspective on Westel's strengths and value. Hence, Matáv was in a very good position when it acquired and later exercised its call option for Westel, as we were able to invest shareholders' funds in a business story we knew well compared to other growth opportunities.

Westel has expanded its customer base and has maintained market leadership while delivering excellent profit growth and high margins. At Westel, high efficiency is preserved by strict control over costs and investments, as well as through economies of scale.

Westel is well positioned to benefit from the opportunities offered by the expanding Hungarian mobile market. These encompass not only traditional cellular voice services, but also emerging data and multimedia products, where Westel is at the cutting-edge among the operators worldwide in introducing the latest services.

IN 2001 MATÁV GAINED AN INTERNATIONAL FOOTHOLD IN MACEDONIA. HOW CAN YOU SUM UP YOUR EXPERIENCE THERE SO FAR?

We are pleased with our decision to bid for the controlling stake in MakTel. Even taking into account the temporary ethnic turmoil that occurred during 2001, the country still represents an attractive investment destination. What's more, the country demonstrated considerable stability, despite the tense situation, enabling MakTel to perform its operations smoothly, and making a high contribution to Matáv Group's 2001 EBITDA margin.

The telecommunications industry in Macedonia is at a similar stage of development to where Hungary was not so many years ago. Therefore, we believe that by capitalizing on our earlier experience, gained in the successful transformation of Matáv's operations, we can create substantial value, establishing MakTel as a technologically advanced, market-oriented company. The first results of our fruitful cooperation with our Macedonian colleagues can be seen in our financial and operational performance for 2001, where we reported excellent margins coupled with superior volume growth.

We remain confident about the strong potential of the Macedonian market. The mobile segment delivered spectacular growth in 2001, and we think that, with leveraging the highly successful experience of Westel, MakTel will continue to build a strong presence in the country's expanding mobile market. Strong upside is expected from the Internet business, where we are at the beginning of the development phase.

On the whole, we continue to foresee bright business prospects in Macedonia, and we are going full-speed with the transformation of the company into an efficient and customer-focused enterprise.

2002 WILL BE THE FIRST YEAR OF FULL COMPETITION IN FIXED LINE VOICE SERVICES IN HUNGARY. WHAT MAJOR DEVELOPMENTS DO YOU EXPECT IN THE NEW TELECOMMUNICATIONS ENVIRONMENT?

First of all, let me emphasize, that competition is nothing new to Matáv. Even within the fixed line segment, our data business and other areas have been successfully operating in a competitive environment for several years.

Our expectations for the new regulatory and market environment are based on two major factors.

Firstly, we had several years to prepare for the liberalization. We devoted significant efforts to ready Matáv for success in a fully competitive market. In the fixed voice business, we introduced several tariff packages to align our service offering to the calling patterns of various customer profiles. We offer several value-added services to address the needs of high-end customers. I believe that the range and flexibility of our services not only meet the expectations of Hungarian consumers, but are rated highly even by global industry standards. Therefore, we are confident that Matáv is ready to face any challenge of our emerging competitors.

Secondly, Matáv has always had a very strong focus on efficiency. We have been continuously streamlining our organization and set strict guidelines regarding our capital expenditures. As a result, our cost of services is already at a competitive level, and consequently, Matáv is well positioned to face potential price competition.

The new regulatory framework also recognizes the fact that the incumbent operators have made significant investments to improve the Hungarian telecommunications infrastructure. In our view, the new Act on Communications sets conditions in a way that provides incentives for market participants to build a longer-term presence and invest in Hungary's infrastructure. This is beneficial for the whole Hungarian telecommunications industry, as competitors with an exclusively short-term focus often confuse the market environment.

On the whole, a fair and transparent regulatory framework is in the interest of growth and the healthy development of the competitive market. Based on this we are confident that we will continue to live up to our commitment to create value for our shareholders and deliver quality service to our customers.

WHAT IS YOUR PREFERENCE CONCERNING PAYING DIVIDENDS VERSUS MAKING FURTHER ACQUISITIONS?

The amount of dividend is of course decided by the Shareholders' Meeting. In our view, finding strong, new growth opportunities is very important for the company. However, we will make further acquisitions only if they represent additional value for our shareholders and our strict investment criteria are met. If we do not find appropriate investment targets and our cash generation remains strong, we would consider the possibility of a higher dividend in the coming years.

An important further consideration is that our net debt to total capital ratio was 46.6% at year-end, and approximately three quarters of the total debt of the Matáv Group is denominated in foreign currencies. Although we have always controlled our indebtedness, we think it is sensible to pay down at least some of the debt to gain more flexibility in our balance sheet.

Management Report
for the Financial Year 2001

HIGHLIGHTS

- *Total revenues grew by 22.8% (24.4% in EUR terms) to HUF 547.7 bn (EUR 2.1 bn), primarily due to the consolidation of MakTel and the strong growth of mobile and data businesses.*

- *EBITDA amounted to HUF 236.0 bn. EBITDA margin was 43.1% due to the outstanding contribution of MakTel, as well as efficiency improvements in mobile operations (Westel).*

- *Fixed line segment revenues grew by 2.3% with EBITDA margin of 37.8%. Our major marketing effort in 2001 was focused on developing and introducing a number of highly customized tariff packages. Headcount decreased by 17.2% at Matáv Rt. during the year, resulting in a lines per fixed line employee ratio of 316.*


25.6
11.0
6.1
7.6
43.3
6.4

REVENUE COMPOSITION (%)

- *Domestic telecommunications services*
- *International traffic revenues*
- *Mobile services*
- *International activities*
- *Leased lines and data transmission*
- *Other services*

- *Mobile segment revenues increased by some 25%, reaching HUF 198.9 bn for the year. Westel outperformed its competitors in terms of net customer additions, while at the same time EBITDA margin increased to 38.2% from 37.1% a year earlier. Westel's subscriber base was 2.5 million at the end of 2001.*

- *MakTel's revenues reached HUF 60 bn in 2001. EBITDA margin reached an outstanding 56.4% due to continued development in the fixed line and mobile business.*

FULLY LIBERALIZED MARKET: REGULATORY ENVIRONMENT OVERVIEW

Matáv's exclusive right to provide international and domestic long distance telephony services throughout Hungary and local telephony services in 29 of the total 54 local primary areas expired at the end of 2001. The market has now been opened for all potential entrants, subject to them meeting certain criteria. The new legislation introduces the principle of infrastructure-based competition. The regulator acknowledges the investments of Matáv, while at the same time encouraging new entrants to further develop the infrastructure of the Hungarian telecom market. Some of the key elements of the new regulation are outlined below.

With regard to interconnection, an operator competing to provide long distance telephony service must have at least three points of interconnection out of the 10 secondary switches in order to be entitled to have access to Matáv's network at the interconnection fee based on our reference interconnection offer (RIO). Other competitors not qualifying under this threshold will have to pay a premium of up to 20% of the RIO fees. Additionally, there is no mandatory third party billing.

Approximately 50% of our total revenues were generated in competitive markets in 2001

The Universal Telecom Fund has been established, which should compensate the Company for the necessity to provide uneconomical services in accordance with its universal service provision obligations. For example, this fund can be used to cover the differential between normal subscription fee levels and low-usage packages.

In line with practice in most European countries, a price cap system has also been in place in Hungary. While this system controls the overall level of price increase, it does not attempt to control prices of individual services. Therefore, the pricing strategy is still determined by the Company. Slightly different regulations apply to residential subscription fees and to local traffic fees, covered by specified price caps. However, these could support certain re-balancing efforts being carried out by the Company.


384.9
445.9
547.7
550
450
400
350
300
250
200
150
100
50
0
1997
2000
2001

REVENUES
(billion HUF)

Finally, with regard to full liberalization of the telecommunications market in Hungary, it should be noted that competition is nothing new to Matáv, although we must of course adapt our business to optimize performance under the new regulatory framework. For some time now, mobile and IP-based technologies have provided competition for fixed line voice telephony. We have been competing in the data market since the early nineties and almost half of Matáv's total revenues were generated in competitive markets in 2001.


NUMBER OF FIXED LINES ('000)
Residential (including payphones)
Business
ISDN channels
2,500
2,000
1,500
1,000
500
0
2,018
348
39
2,238
71
2,407
114
327
300
2,189
448
1997
1998
1999
2000
2001

FIXED LINE SEGMENT: FOCUS ON CASH GENERATION AND THE DEVELOPMENT OF GROWTH AREAS

The revenues of this segment grew by a moderate 2.3%. This is indicative of a mature market environment that is also reflected in the penetration rate, which decreased slightly to 39.1% from 39.5% a year earlier. The underlying development of this segment is mixed, however: despite saturation in fixed line voice services, other areas are still growing. Data operations are experiencing steady growth, owing to ongoing strong demand for related services. We are on track to satisfy customer demand for established, high-quality applications such as managed leased lines and Internet access through ISDN. Additionally, we have also offered cutting-edge IP-based solutions and ADSL.

Throughout the year, Matáv also placed strong emphasis on cost management and efficiency improvements. As a result, headcount decreased by 17.2% at Matáv Rt. during the year, resulting in a lines per fixed line employee ratio of 316.

Fixed line voice operations: cash generation from a mature segment

As penetration rates have peaked, our focus has been on selling higher quality and higher value services to customers. As a result, in 2001, the number of ISDN channels increased by 47%, representing some 15% of our total lines. ISDN is becoming a mass product in Hungary, which is reflected in the increasing proportion of residential subscribers. At the end of 2001, residential customers accounted for 22% of ISDN connections, compared to 16% a year ago. In the fixed line voice business, a major marketing effort in 2001 resulted in the development and highly successful introduction of a number of customized tariff packages.

In February 2001, as a further step in re-balancing our tariff structure in advance of full competition, we increased our basic residential monthly fee by 27% and our low-usage subscription plan by nearly 7%. Low-usage customers accounted for 16% of our total residential analog subscribers. The increase in monthly fees as well as the strong, volume-driven ISDN subscription revenue growth, coupled with rapidly growing sales of alternative tariff packages, more than offset the continuing decline in connection revenues. Hence, revenues from subscriptions, connections and other charges increased by 16.7% to HUF 97 bn.


31.7
35.4
38.8
39.3
39.1
40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

FIXED LINE PENETRATION (%)

Domestic traffic revenues decreased year-on-year by 4.7% to HUF 123 bn. While domestic usage increased by 4%, this was offset by tariff decreases at the beginning of the year and by the effect on revenues of several discount package offerings. Revenues were also adversely affected by a change in the call mix, with a higher proportion of usage now accounted for by the Internet.

Revenues from other usage amounted to HUF 24 bn, a 9% decline, due to lower interconnection fees as well as the rising volume of mobile-to-international traffic that bypasses Matáv's network. The negative impacts of these trends was partially offset by the increased number of minutes passing between the mobile service providers and Matáv.

International traffic revenues amounted to HUF 35 bn, down 15.2%. The decline in outgoing international traffic revenue is mainly due to a 15% reduction in international traffic rates from February 1, 2001 onwards. International incoming traffic revenue also declined as a result of lower call volumes. A major factor contributing to these volume decreases is competition from managed leased lines and Voice-over-IP technology provided by alternative operators.

Data and Internet: growth opportunities in the fixed line segment

In 2001 fixed line's engine of growth remained the rising volume of managed leased lines, Internet and cable TV subscribers and ISDN data traffic. We successfully continued the rollout of ADSL and the migration of analog lines towards ISDN, which assisted growth.



13,023
32,259
48,262
95,726
133,171
150,000
125,000
100,000
75,000
50,000
25,000
0
1997
1998
1999
2000
2001

NUMBER OF INTERNET SUBSCRIBERS

Revenues from leased lines and data transmission amounted to HUF 36 bn in 2001, a 26% increase compared to 2000. The number of managed leased lines increased by 28% to over 11,000, indicating strong and steady demand for the product.

The number of Internet subscribers grew by 39% to 133,000, while Internet traffic doubled during the year. Our subsidiary, Axelero, holds an estimated 44% share of the dial-up market in Hungary and is the market leader in both the residential and business segments.

ISDN data traffic jumped significantly as a result of the increased penetration of ISDN. Our rollout of ADSL services was a success as well, resulting in 6,200 installed ADSL lines by the end of 2001. We currently provide ADSL service in most of Budapest and some larger cities in our service areas. We plan to extend its availability this year.

The number of cable television customers increased by 13%, reaching more than 300,000 subscribers by the end of 2001. In the current regulatory environment, we do not see further potential for aggressive growth in this service segment in terms of acquisitions. We will therefore concentrate on our existing customer base and efficiency gains.

MOBILE SEGMENT: STILL THE NUMBER ONE GROWTH ENGINE AND UNDISPUTED MARKET LEADER

In the mobile business, Westel maintained its position as market leader and achieved strong profits. With the market now penetrating lower income customers, it is crucial to strike a healthy balance between market share and profitability. While Westel defended the challenges to its leading market share, at the same time it applied rigorous cost-benefit analysis to ensure that further market penetration is achieved at an acceptable margin. Overall our mobile subsidiary delivered excellent performance, particularly given the very competitive conditions existing in this market. Our strategy in mobile is to continue strong growth and maintain high margins. Our goal is to retain our market leadership and positioning as the leading quality operator in Hungary.


442
940
1,676
2,538
3,000
2,500
2,000
1,500
1,000
500
0
1997
1998
1999
2000
2001

NUMBER OF MOBILE SUBSCRIBERS

('000)

Westel continued to deliver outstanding financial and operational performance in 2001. Revenues from the mobile segment amounted to HUF 199 bn, an increase of 25% compared to 2000. This growth resulted from a 59% increase in the average number of Westel subscribers contributing to increased traffic revenues and to a rise in equipment sales revenues. On the other hand, the increasing proportion of low-charge traffic within the Westel network had negative effect on revenues.


7.0
10.6
16.2
30.6
48.7
50
45
40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

MOBILE PENETRATION IN HUNGARY (%)

Westel outperformed its competitors in terms of net customer additions, while at the same time EBITDA margin in the mobile segment increased to 38.2% from 37.1% a year earlier. A significant contributing factor to this excellent performance was the careful management of handset subsidies, particularly in the prepaid segment.

Westel's subscriber base was 2.5 million at the end of 2001, representing a 50.6% share of the GSM market, where penetration reached 48.3%. The Company captured 46.5% of GSM net additions in 2001. 94.3% of Westel net additions were from prepaid customers, which at year-end represented 67.4% of our total customer base.

Despite this continuous dilution of its subscriber mix, Westel managed to keep both MOU (monthly average minutes of use per subscriber) and ARPU (monthly average revenue per user) at favorable levels compared to the given circumstances, with an average MOU of 146 and ARPU of HUF 6,946 at year-end.

Within mobile revenues, enhanced services showed the highest growth rate at 82%, in line with our expectations. Enhanced service revenues, which primarily include SMS amounted to 7% of total service revenues in 2001. The number of paid SMS per month was 18.1 per subscriber compared to 14.6 in 2000.

INTERNATIONAL SEGMENT: MATÁV'S FIRST REGIONAL EXPANSION STEP

In line with our regional growth strategy, we successfully concluded our first cross-border transaction. In January 2001, Matáv acquired a controlling stake in MakTel, the Macedonian incumbent fixed line operator, which also has an excellent mobile operation. MakTel has the ability to provide full-range telecommunications services to a market of two million potential customers. In order to provide greater transparency, a new organizational structure has been introduced, separating MakTel's fixed line, mobile, Internet and business solutions.

Revenues from our international segment amounted to HUF 60 bn. MakTel in its first year as a member of the Matáv Group, achieved an outstanding EBITDA margin of over 56%.

One of the key components of these excellent results was the improvement in the domestic fixed line business. The fixed line customer base grew by 7.1% to 549,988, and fixed line penetration reached 26.2%. MakTel took significant steps during the year to re-balance its tariff structure, so as to be more consistent with industry norms.

A further important growth driver in Macedonia is the mobile business, where a strong foundation has been built to position MakTel to face forthcoming competition from the second GSM operator. MakTel more than doubled its mobile customer base to 233,820 at the end of 2001, but given that penetration was only 11% in 2001, this segment clearly has further growth potential. In line with concession requirements, the mobile business MobiMak has been demerged and become the fully-owned subsidiary of MakTel, with operational autonomy and its own Board of Directors.

The Internet business experienced similar growth throughout the year, doubling the number of Internet customers to 21,674 by year-end. There is still substantial growth potential in this segment, given Macedonia's 1% Internet penetration rate in 2001.

ANALYSIS OF OPERATING EXPENSES

Employee-related expenses increased by 15.1% to HUF 76.0 bn as a result of wage increases effective April 1, 2001 at Matáv Rt., as well as the 14% increase in average group headcount. In December 2001, total group headcount amounted to 16,633, compared to 14,380 at the end of 2000. While headcount reductions at Matáv Rt. continued, the acquisition of MakTel, added 3,776 employees as of December 31, 2001. Excluding MakTel, the Group average headcount figure decreased by 11.1%. MakTel accounted for HUF 6.2 bn in employee-related expenses in 2001. In addition, headcount also increased at Westel, in line with the expanding operations of our GSM subsidiary. Nevertheless efficiency improvements continued. Headcount was trimmed by 17.2% at Matáv Rt. resulting in an increased number of lines per fixed line employee of 316 compared to 264 a year earlier.



18,187
16,595
15,377
14,380
16,633
20,000
15,000
10,000
5,000
0
1997
1998
1999
2000
2001

NUMBER OF GROUP EMPLOYEES


163
201
240
284
316
350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001
FIXED LINES PER EMPLOYEE

Depreciation and amortization amounted to HUF 116.6 bn, compared to HUF 94.7 bn in 2000 (an increase of 23.1%), due to increased investments in fixed assets. MakTel accounted for HUF 7.9 bn in depreciation expenses in the year ended December 31, 2001. In addition, depreciation and amortization also includes the amortization expense of goodwill arising on the acquisition of MakTel.

Payments to other network operators amounted to HUF 72.6 bn, compared to HUF 55.6 bn in 2000 (an increase of 30.5%), mainly due to increased mobile penetration. MakTel's international outpayments accounted for HUF 5.1 bn in payments to other network operators in 2001.

The cost of telecommunications equipment sales was HUF 39.1 bn, compared to HUF 34.1 bn last year, representing an increase of 14.6%, mainly due to the increased number of gross additions at Westel during the year, as well as the increase in the equipment sales ratio, i.e. the proportion of customers purchasing a handset. This upswing was partly offset by the lower average cost of mobile handsets. MakTel accounted for HUF 2.5 bn of the cost of telecommunications equipment sales in 2001.

Focusing on cost management and efficiency improvements

Other operating expenses were HUF 124.0 bn, compared to HUF 99.4 bn in 2000 (an increase of 24.8%). Other operating expenses include materials and maintenance covering energy and outsourcing expenses, as well as marketing and agency fees, on which Matáv spent more due to response to competitive pressures and support for a wider product portfolio. MakTel accounted for HUF 12.3 bn in other operating expenses in 2001.

FINANCIAL CHARGES

Net interest and other charges were HUF 13.1 bn in 2001 compared to HUF 21.0 bn in 2000. The decrease is due to the HUF 8.0 bn net foreign exchange gain (including foreign exchange derivatives). This gain resulted mainly from the strengthening of the forint due to the widening of the intervention band by the National Bank of Hungary. This foreign exchange gain more than offset the HUF 3.7 bn increase in interest expense on foreign exchange denominated loans resulting from the higher average loan balance. Total loans and other borrowings increased from HUF 189.4 bn at December 31, 2000, to HUF 453.4 bn at December 31, 2001, mainly because of the loan taken from Deutsche Telekom Finance B.V. to finance the MakTel acquisition, as well as the acquisition of Westel. Net interest and other charges include MakTel's HUF 2.0 bn of net interest and other charges in the year ended December 31, 2001.


40.2
38.4
32.9
21.0
46.6
50
40
30
20
10
0
1997
1998
1999
2000
2001
NET DEBT TO TOTAL CAPITAL RATIO (%)

As of December 31, 2001, 70% of the Group's total debt was denominated in EUR, 5% in USD and 25% in HUF. Matáv's net debt to total capital ratio was 46.6%

STRONG CASH FLOW GENERATION

Matáv provides increasingly strong cash generation primarily from its mature fixed line segment, which became more pronounced after significant efforts taken to increase the efficiency of capital expenditure. Matáv's management has revised its three-year capex forecast announced in 2001 for 2001–2003. This amounted HUF 340 bn excluding capex on MakTel. Matáv now projects capital expenditure of approximately HUF 105 bn for 2002, including MakTel.

Net cash from operating activities increased by 25.6% to HUF 196.5 bn, which more than covered total capital expenditure of HUF 127.7 bn, including a HUF 10.2 bn change in capex creditors in 2001. Net cash used in investing activities amounted to HUF 429.6 bn, reflecting capex as well as financing needs of the acquisitions of Westel and MakTel.

Consolidated Financial Statements

Independent Accountant's Report
to the Board of Directors of Magyar Távközlési Rt.

We have audited the accompanying consolidated balance sheets of Magyar Távközlési Rt. ("Matáv") as of December 31, 2000 and 2001, and the related consolidated statements of income, cash flows and changes in shareholders's equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Matáv's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matáv as of December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with International Accounting Standards.

As discussed in Note 2, the purchase of the additional 49% of Westel Mobil Távközlési Rt. and Westel Rádiótelefon Kft. has been accounted as a transaction between entities under common control and the consolidated financial statements have been restated as if both Westel and Westel 0660 had been wholly owned subsidiaries of Matáv since the date when common control existed.

PricewaterhouseCoopers

PricewaterhouseCoopers
Könyvvizsgáló és Gazdasági Tanácsadó Kft.

Budapest
February 21, 2002

Consolidated Balance Sheets

	Notes	At December 31, 2000	2001	2001
		(in HUF millions)		(million USD) (unaudited, note 2)
ASSETS				
Current Assets				
Cash and cash equivalents	4	15,298	10,117	36
Trading investments	5	6,045	327	1
Receivables	6	71,251	88,079	316
Inventories	7	10,587	13,297	48
Total current assets		101,179	111,820	401
Non-current assets				
Property, plant and equipment	8	561,702	654,298	2,345
Intangible assets	9	262,416	306,029	1,097
Associates and other long term investments	10	14,062	13,199	47
Other non-current assets	11	15,065	18,850	68
Total non-current assets		853,245	992,376	3,557
Total assets		954,424	1,104,196	3,958
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Loans and other borrowings	12	78,725	33,607	120
Trade and other payables	14	93,878	122,126	438
Deferred revenue	15	3,690	3,430	12
Provision for liabilities and charges	17	11,624	3,320	12
Total current liabilities		187,915	162,483	582
Non-current liabilities				
Loans and other borrowings	12	110,641	419,763	1,505
Deferred revenue	15	9,949	7,101	25
Deferred tax liability	22	313	1,763	6
Other non-current liabilities	16	7,067	4,617	17
Provision for liabilities and charges	17	30	0	0
Total non-current liabilities		128,000	433,244	1,553
Minority interests	18	1,228	48,169	173
Shareholders' equity				
Common stock		103,736	103,736	372
Additional paid in capital		22,955	22,955	82
Treasury stock		(127)	(183)	(1)
Cumulative translation adjustment		0	(2,420)	(9)
Retained earnings		510,717	336,192	1,206
Total shareholders' equity		637,281	460,300	1,650
Total liabilities and shareholders' equity		954,424	1,104,196	3,958

These consolidated financial statements were accepted for the Board of Directors on February 21, 2002 and signed on their behalf by:

The accompanying notes form an integral part of these consolidated financial statements.



Elek Straub
Chairman and Chief Executive Officer



Dr. Klaus Hartmann
Chief Financial Officer

Consolidated Income Statements

	Notes	1999	2000	2001	2001
		For the year ended December 31,			
		(in HUF millions, except per share amounts)			(million USD) (unaudited), note 2
Revenues	19	384,932	445,945	547,735	1,963
Employee-related expenses		(56,830)	(66,024)	(75,962)	(272)
Depreciation and amortization		(62,145)	(94,720)	(116,622)	(418)
Payments to other network operators		(44,184)	(55,617)	(72,606)	(260)
Cost of telecommunications equipment sales		(22,392)	(34,111)	(39,101)	(140)
Other operating expenses	20	(78,450)	(99,382)	(124,044)	(445)
Total operating expenses		(263,801)	(349,854)	(428,335)	(1,535)
Operating profit		121,131	96,091	119,400	428
Net interest and other charges	21	(22,133)	(20,992)	(13,104)	(47)
Share of associates' results before income tax		1,428	2,174	1,703	6
Profit before income tax		100,426	77,273	107,999	387
Income tax expense	22	(6,911)	(7,752)	(11,733)	(42)
Profit after income tax		93,515	69,521	96,266	345
Minority interest	18	(14,883)	(2,869)	(13,706)	(49)
Net income		78,632	66,652	82,560	296
Basic earnings per share					
Weighted average number of common stock outstanding (millions)		1,037	1,037	1,037	1,037
Net income (HUF millions)		78,632	66,652	82,560	296
Basic earnings per share (HUF)		75.81	64.27	79.61	0.29
Diluted earnings per share					
Weighted average number of common stock outstanding (millions)		1,037	1,037	1,037	1,037
Number of dilutive convertible bonds (millions)		4	5	0	0
Weighted average number of common stock outstanding for diluted earnings per share (millions)		1,041	1,042	1,037	1,037
Net income (HUF millions)		78,632	66,652	82,560	296
Diluted earnings per share (HUF)		75.52	63.97	79.61	0.29

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

	Notes	1999	2000	2001	2001
		For the year ended December 31,			
		(in HUF millions)			(million USD) (unaudited), note 2
Cash flows from operating activities					
Operating profit		121,131	98,091	119,400	428
Depreciation and amortization		62,145	94,720	116,622	418
Change in payables		5,170	7,728	13,978	50
Change in inventory		(1,302)	(1,634)	(3,450)	(12)
Change in receivables		(17,310)	(12,133)	(5,587)	(20)
Amortization of deferred revenue		(5,607)	(4,652)	(3,499)	(13)
Interest paid		(17,533)	(15,125)	(19,416)	(70)
Commissions and bank charges		(1,947)	(2,042)	(2,420)	(9)
Income tax paid		(7,838)	(8,150)	(13,363)	(48)
Other cash flows from operations		1,550	1,644	(5,700)	(20)
Net cash flows from operating activities		138,465	156,449	196,545	704
Cash flows from investing activities					
Capital expenditures on tangible and intangible assets		(127,678)	(152,784)	(127,747)	(458)
Purchase of investments		(3,551)	(9,568)	(1,740)	(6)
Purchase of subsidiaries	2	0	0	(324,813)	(1,164)
Cash acquired	2	0	0	6,314	23
Interest received		2,897	2,067	2,141	8
Dividends received		526	1,009	779	3
Movement in other financial assets		(2,458)	(2,313)	6,417	22
Proceeds from disposal of fixed assets		3,804	9,784	9,099	33
Net cash flows from investing activities		(126,460)	(145,805)	(429,560)	(1,539)
Cash flows from financing activities					
Dividends paid to shareholders and minority interest		(11,518)	(9,411)	(18,506)	(68)
Proceeds from loans and other borrowings		245,544	261,870	522,464	1,872
Repayment of loans and other borrowings		(243,276)	(256,955)	(273,300)	(979)
Proceeds from issue of common stock		0	128	0	0
Purchase of treasury stock		0	(256)	(36)	0
Proceeds from sale of treasury stock		0	104	0	0
Other		216	587	(125)	0
Net cash flows from financing activities		(9,034)	(3,932)	230,197	825
Effect of foreign exchange rate changes on cash and cash equivalents		0	0	(371)	(1)
Change in cash and cash equivalents		2,971	6,712	(3,179)	(11)
Cash and cash equivalents, beginning of year		3,613	6,584	13,296	47
Cash and cash equivalents, end of year		6,584	13,296	10,117	36

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Shares of common stock	Common stock	Additional Paid-in capital	Treasury stock	Cumulative translation adjustment	Retained Earnings	Total shareholders' equity
				(In HUF millions)			
Balance at January 1, 1999	1,037,281,600	103,728	22,834			130,683	257,245
Dividend						(8,298)	(8,298)
Net income						78,632	78,632
Balance at December 31, 1999	1,037,281,600	103,728	22,834	0	0	201,017	327,579
Dividend						(9,335)	(9,335)
Stock issuance (b)	77,270	8	121				129
Purchase of treasury stock (c)				(256)			(256)
Sale of treasury stock (c)				129		(25)	104
Net Income as previously reported (j)						68,763	68,763
Balance at December 31, 2000	1,037,358,870	103,736	22,955	(127)	0	260,420	386,984
Acquisition of additional 49% interest in Westels							
Equity effect (f)						252,408	252,408
Net income effect (g)						(2,111)	(2,111)
Balance at December 31, 2000 after restatement	1,037,358,870	103,736	22,955	(127)	0	510,717	637,281
Effect of adopting IAS 39 (d)						501	501
Dividend						(10,373)	(10,373)
Purchase of treasury stock (e)				(36)		-	(36)
Cumulative Translation Adjustment					(2,420)		(2,420)
Acquisition of additional 49% interest in Westels							
Equity effect (h)						(247,213)	(247,213)
Net income effect (g)						7,354	7,354
Net income before the impacts of the Westel transaction						75,206	75,206
Net income reported in the income statement						82,560	
Balance at December 31, 2001 (a)	1,037,358,870	103,736	22,955	(163)	(2,420)	336,192	480,300
Of which treasury stock	96,097						
Shares of common stock outstanding at December 31, 2001 (a)	1,037,262,773						

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (NOTES)

(a) In addition to the 1,037,358,870 common stocks at a nominal value of HUF 100 outstanding on December 31,2001, total shareholders' equity includes one Series "B" preference stock at the nominal value of HUF 10,000. This stock is held by the Prime Minister's Office and bestows certain rights on its owner, including access to information, and the appointment of a Director. This stock may only be held by the Government or its nominee. The Company has been authorized to issue 7 million ordinary stocks for the purpose of fulfilling its obligation in connection with any conversion of the management incentive program bonds described in Note 23.

(b) In June 2000, 630,000 shares of common stock of the Company were registered which were subscribed by Investel (a consolidated subsidiary of the Group). Of these shares 77,270 were issued outside the Group for HUF 129 million.

(c) During 2000 the Company purchased 129,591 shares of its common stock and sold 54,827 shares of this common stock. These transactions resulted in a loss of HUF 25 million.

(d) The Company adopted IAS 39 "Financial Instruments – Recognition and Measurement" and has recognized the cumulative effect of the change in accounting directly in equity for the derivative asset of HUF 589 million with a related deferred tax liability of HUF 88 million (see note 21).

(e) During 2001 the Company purchased 21,333 shares of its common stock.

(f) In December 2001 the Company acquired 49 percent of the common shares of Westel and Westel 0660 ("the Westels") from Deutsche Telekom ("DT"). The Company was controlled by DT so this was a transaction between parties under common control. The financial statements have been restated as if the Westels were wholly owned subsidiaries of Matáv since 23 March 2000, the date when DT acquired 49% of the Westels. The consideration for the Company's acquisition of the Westels was financed by a loan from DT. Terms of the loan agreement are described in Note 12. The loan agreement was completed on 20 December 2001. The book value of the Company's additional share of net assets (including goodwill and other intangibles) of the Westels on 23 March 2000 has been presented as an increase in equity at 31 December 2000 (HUF 252,408 million). See Note 2 for more details.

(g) This reflects the amortisation of goodwill and intangible assets of HUF -16,411 million (2000: HUF -16,780 million) relating to the additional 49% shareholding in the Westels, the related deferred tax of HUF 26 million (2000: HUF 456 million) and the reduction in the minority interest in net profit of the Westels of HUF 29,739 million (2000: HUF 14,213 million).

(h) The loan agreement with DT was completed on 20 December 2001 and the total consideration payable by the Company for the additional 49% interest in the Westels was transferred from equity to liabilities. In addition the reduction of equity included dividends paid by Westel to DT prior to the transaction.

(i) The distributable reserves of the Company under Hungarian law at December 31, 2000 and 2001 amounted to approximately HUF 205,000 million and HUF 255,000 million, respectively.

(j) The net income in 2000 of HUF 66,652 million as reported in the income statement comprises HUF 68,763 million as previously reported and an net income effect of HUF (2,111) million due to the acquisition of the Westels.

The accompanying notes form an integral part of these consolidated financial statements.

Notes
to the Consolidated Financial Statements

1 Principal activities

Magyar Távközlési Rt. (the "Company" or "Matáv Rt.") with its subsidiaries form the Matáv Group ("Matáv" or "the Group"). Matáv is the principal supplier of telecommunications services in Hungary. Matáv is a full-service telecommunications provider. The Company had exclusive rights through December 2001 to provide domestic long distance and international public telephony services throughout Hungary. Of the 54 local concession areas, the Company had exclusive rights to provide local public fixed line telephony service in 31 areas until December 23, 2001. Since that date, Matáv is subject to competition in these areas. Matáv Rt. has exclusive rights in additional five concession areas through May 2002, while its subsidiary, Emitel has exclusive rights in an additional three concession areas through November 2002. Matáv is Hungary's largest mobile telecommunications provider through its subsidiaries, Westel Mobil Távközlési Rt. ("Westel") and Westel Rádiótelefon Kft. ("Westel 0660"). In addition, Matáv provides leased lines, data transmission, corporate network, cable television, Internet and sells and leases telecommunications equipment.

Matáv had 16,633 full time equivalent employees at December 31, 2001, while at the end of 2000 the number of employees was 14,380.

2 Basis of presentation

The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company's registered address is Krisztina körút 55, 1013 Budapest, Hungary.

The consolidated financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below, and in compliance with International Accounting Standards ("IAS").

The consolidated financial statements are shown in millions of Hungarian Forints ("HUF"). For the convenience of the reader, the consolidated balance sheet, income statement and cash flow statement for the year 2001 are also presented in millions of U.S. dollars ("USD") translated at a rate of HUF 279.03 to USD 1.00 (the official rate of the National Bank of Hungary at December 31, 2001). These translations are unaudited. The effect of inflation is significant (1999: 10.0%, 2000: 9.8%, 2001: 9.2%) and should be considered in evaluating the financial position, results of operations and cash flows of the Group.

The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

Acquisition of the remaining 49% ownership in Westel Mobil Távközlési Rt. (Westel) and Westel Rádiótelefon Kft. (Westel 0660)

In March 2000, Deutsche Telekom finalised the purchase of MediaOne's interests in mobile operations in Central and Eastern Europe including MediaOne International B.V. (which owned 49% of Westel) and 49% of Westel 0660. At the same time the Company was granted an option to purchase the 49% holdings in Westel and Westel 0660 from Deutsche Telekom during the fifteen-month period ending September 2001. On December 21, 2001 the transaction was closed whereby Matáv became a 100% owner of both Westel and Westel 0660. The purchase price included HUF 226,750 million (EUR 920 million), paid in December 2001, financed by a loan from DT as described in Note 12, plus an estimated additional HUF 12,000 million payable in 2002 equal to 49% of the amount of dividends to be declared by Westel for the year 2001.

The Company was controlled by DT so this was a transaction between parties under common control. The financial statements have been restated as if the Westels were wholly owned subsidiaries of Matáv since March 23, 2000, the date when DT acquired 49% of the Westels. The consideration for the Company's acquisition of the Westels was financed by a loan from DT. The terms of the loan agreement are described in note 12. The loan agreement was completed on December 20, 2001. The book value of the Company's additional share of net assets (including goodwill and other intangibles) of the Westels on March 23, 2000 has been presented as an increase in equity at December 31, 2000 (HUF 252,408 million).

Below is a summary of the impact of the restatement on shareholders' equity and net income in HUF millions.

	At December 31,	
	2000	2001
Equity (excluding the effect the restatement)	386,984	449,862
Adjustment in relation to the Westel acquisition	250,297	257,651
Transfer of consideration payable to liability	-	(247,213)
As restated	637,281	460,300

The increase in equity as of December 31, 2000 reflects the Company's additional share of the assets and liabilities (including goodwill and other intangibles) of Westel and Westel 0660 at March 23, 2000, which was presented as equity because the loan from DT was not completed until December 20, 2001. The decrease in equity in December 2001 reflects the loan agreement with DT which was completed on December 20, 2001, dividends paid by Westel to DT prior to the transaction and additional consideration payable. The consideration payable by the company was then transferred from equity to liabilities.

	At December 31,	
	2000	2001
Net income (before the restatement)	68,763	75,206
Adjustment in relation to the Westel acquisition	(2,111)	7,354
As restated	66,652	82,560

The adjustments above reflect the additional amortisation of goodwill and intangible assets of HUF -16,411 million (2000: HUF -16,790 million), the related deferred tax of HUF 26 million (2000: HUF 456 million) and the reduction in the minority interest of HUF 23,739 million (2000 HUF: 14,213 million). The minority interest in Westel and Westel 0660 was eliminated and considered as part of group net income both for 2000 and 2001.

The minority interest in the net income of the two companies between March 31, 2000 and December 21, 2001 was as follows:

	At December 31,	
	2000	2001
Westel	13,987	23,542
Westel 0660	226	196

Acquisition of Makedonski Telekomunikacii AD (MakTel)

In December 2000, the Company, on behalf of a consortium, reached agreement with the government of Macedonia to purchase 51 percent of MakTel on its privatization. The closing of the transaction took place on January 15, 2001 whereby the Company paid EUR 343.3 million on behalf of the consortium in accordance with the relevant agreement. The 51 percent ownership acquired by Matáv was contributed on January 16, 2001 to a newly established Macedonian holding company, Stonebridge Communications AD ("Stonebridge").

In accordance with a subscription and shareholders' deed ("Deed") between Matáv, SEEF Holdings Ltd. ("SEEF") and CosmoTelco Added Value Services S.A. ("CosmoTelco"), the latter two acquired a 6.1 percent and a 7.4 percent ownership respectively in Stonebridge reducing Matáv's investment in Stonebridge to EUR 301.5 million. Matáv, consequently, has an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel, thereby Matáv has an effective ownership percent in MakTel of approximately 44 percent. The total acquisition cost of the 44% effective ownership amounted to HUF 83,380 million.

The Deed provides for a put option which entitles SEEF to sell its shares to Matáv on May 15 of each of 2003, 2004 or 2005 or upon the occurrence of certain events at a price formula also set out in the Deed. The formula takes into account the purchase price paid by the consortium for the shares, the current earnings before interest, tax, depreciation and amortization (EBITDA) and the net debt of MakTel.

CosmoTelco and Matáv entered into a call option agreement whereby CosmoTelco has the right to acquire additional shares in Stonebridge from Matáv such that CosmoTelco's holding can be increased to 29 percent of the issued share capital of Stonebridge. The price for each share is based on Matáv's acquisition cost plus holding costs. Before the expiration of CosmoTelco's call option on February 8, 2002 Matáv and CosmoTelco amended the option agreement as a result of which CosmoTelco has one more year (until February 2003) to exercise its option for a 10% share in Stonebridge. Matáv paid a fee of EUR 7 million in return for CosmoTelco to let the option for the remaining 11.55% share to expire unused on February 8, 2002.

MakTel has been a consolidated subsidiary of the Group from January 15, 2001.

The share of Matáv's ownership in Stonebridge and the share of Stonebridge's ownership in MakTel represent the same share of voting rights.

Acquisition of the remaining 50% ownership in Emitel Rt.

Matáv Rt. had been a 50% owner of Emitel since its establishment and accounted for Emitel as an associated company in its consolidated financial statements. On December 31, 2000, Matáv Rt. agreed with Aphrodite BV, the owner of the other 50% stake that it would purchase the remaining shares. The change of ownership was conditional on the approval of the Minister responsible for telecommunications in Hungary as well as on the approval of the Hungarian Competition Office, which Matáv received in June 2001. The price of HUF 13,930 million was determined on the closing of the transaction on July 2, 2001.

The assets and liabilities of subsidiaries acquired are summarized in the table below:

	Westel and Westel 0660	MakTel	Emitel
	(in HUF millions)		
Purchase consideration:			
cash paid	227,503	83,380	13,930
additional purchase price payable	12,000	0	0
Total purchase consideration	239,503	83,380	13,930
Fair value of net assets acquired	51,708	32,027	5,847
Goodwill	187,795	51,353	8,083
Fair value of net assets acquired:			
Cash and cash equivalents		5,488	826
Trading investments		699	
Receivables		10,096	742
Inventory		785	95
Property, plant and equipment		74,023	10,270
Intangible assets	6,246	177	317
Associates			(3,234)
Trade and other payables	2,192	(5,788)	(1,018)
Deferred revenue			(391)
Loans and other borrowings		(19,681)	(1,265)
Net deferred tax assets	(1,124)	2,157	(490)
Minority interests	54,832	(35,963)	
Equity adjustment	(10,438)		
Fair value of net assets acquired	51,708	32,027	5,847

3 Statement of accounting policies

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries over which the Company has effective control. Inter-company balances and transactions have been eliminated in the consolidation.

Associated companies (companies for which Matáv has significant influence but not control) and joint ventures (companies where the activity is subject to joint control based on a contractual arrangement) are accounted for in the consolidated financial statements using the equity method of accounting.

Business combinations are accounted for according to the purchase method of accounting prescribed by IAS 22 – Business combinations.

(b) Cash and cash equivalents

Cash and cash equivalents include cash in banks and all highly liquid deposits with maturities of three months or less and exclude all overdrafts.

(c) Financial investments

Financial investments include securities issued by the government, the maturities of which are between three months and one year.

At January 1, 2001 the Group adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets.

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Trading and available-for-sale investments are subsequently carried at fair value, while held-to-maturity investments are carried at amortized cost. Any changes in the carrying values are accounted for in the income statement.

During the period the group did not hold any available-for-sale or held-to-maturity types of investments.

(d) Receivables

Receivables are stated at their recoverable amount, after accounting for any impairment losses included in other operating expenses. Recoverable amounts are estimated taking into account potential delays and defaults on payments.

Amounts due and receivable from other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis.

(e) Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. Acquisition cost is calculated on a weighted average basis.

(f) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation, except for certain assets, which were revalued at incorporation. Cost in the case of the outside plant, comprises all expenditures including the cabling within customers' premises and interest on related loans. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the consolidated income statement. Maintenance and repairs are charged to expense when incurred.

Depreciation is calculated on a straight-line basis from the time the assets are deployed over their remaining useful lives. Matáv regularly reviews these lives for consistency with current development plans and advances in technology.

The useful lives assigned are as follows:

Buildings	10–50 years
Duct, cable and other outside plant	25–38 years
Telephone exchanges	7–15 years
Other fixed assets	3–12 years

(g) Intangible assets

Costs associated with developing internal computer software that has a probable benefit exceeding the cost beyond one year are recognized as intangible assets. Expenditures which enhance and extend the benefits of computer software programs beyond their original specifications and lives is recognized as a capital improvement and added to the original cost of the software.

Costs associated with the maintenance of existing computer software programs are expensed as incurred.

Costs associated with the acquisition of long term licenses are capitalized including any related borrowing costs.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life.

Intangible assets are amortized over their respective economic lives. The useful lives of concessions and licenses were determined based on the terms of the underlying agreements. Such assets are stated at cost less amortization on a straight-line basis over the following periods:

Concessions and licenses	8–25 years
Software	3–5 years
Leasehold interests	6 years
Customer base and brand-name	2–10 years
Goodwill on purchase of subsidiaries and associates	5–20 years

(h) Impairment of non-current assets

Matáv regularly reviews its non-current assets, including property, plant and equipment, intangible assets and associates and other long-term investments for impairment. Impairment losses are recognized as an expense for assets whose carrying value exceeds their recoverable amount. Impairment losses are included in the depreciation and amortization line of the income statement.

(i) Leased assets

Lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognized on a straight-line basis over the lease term.

Lessee

Leases of property, plant and equipment where Matáv assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables and loans and other borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance lease contracts are depreciated over the lease term or the useful life of the asset.

Costs in respect of operating leases are charged to the consolidated income statement on a straight-line basis over the lease term.

(j) Financial Instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade creditors, leases and borrowings and other non current liabilities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Matáv adopted International Accounting Standards No. 39 (IAS 39), "Financial Instruments: Recognition and Measurement" on January 1, 2001. IAS 39 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met.

Matáv does not apply hedge accounting for its financial instruments, all gains and losses are recognized in the income statement. The cumulative effect of adopting IAS 39 was recognized against the retained earnings on January 1, 2001.

On the date a derivative contract is entered into, the Group designates certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of an asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges.

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

(k) Deferred revenue

A portion of fees charged to customers upon connection to the fixed line network prior to October 15, 1997 represented contributions to the cost of network construction. The capital contribution element of such fees was deferred and amortized to revenue over the life of the related assets. Legislation was enacted effective October 15, 1997 eliminating refunds of such fees and signaling the removal of any capital contribution element of future customer fees.

Matáv's accounting policies for customer fees are:

(i) Connection fees

Connection fees are treated as deferred revenue and credited to revenue in the consolidated income statement over the period the related assets are depreciated.

(ii) Investment contribution fees

Prior to July 1995, investment contribution fees were held as a provision for liabilities and charges due to their indefinite legal refundability. Following the introduction of new legislation in July 1995, investment contribution fees were refundable only until June 1, 2000. As the legislation removed the indefinite refundability provision, investment contributions net of a provision to cover future repayments on termination of services are treated as deferred revenue and are credited to revenue in the consolidated income statements over the period the related assets are depreciated.

(iii) Entrance fees

Beginning in July 1995, entrance fees replaced both connection fees and investment contribution fees. For entrance fees charged prior to October 15, 1997, the capital contribution portion of the fee was treated as deferred revenue and credited to revenue over the period the related assets are depreciated. The portion of the entrance fee covering non-capitalized expenses was recognized as revenue upon connection. After October 15, 1997, the entire entrance fee is recorded as revenue upon connection reflecting the change in related legislation and the advanced development of the network.

(l) Revenues

Revenues for all services, shown net of VAT and discounts and after eliminated sales within the Group, are recognized when products and services are provided. A proportion of the revenue received is paid to other operators for the use of their networks, where appropriate. These revenues and costs are stated gross in these consolidated financial statements. Revenues earned from connecting subscribers to the mobile network are recognized upon service activation. Revenue from sale of telephone sets is recognized upon delivery.

(m) Operating expenses

Research and development as well as marketing costs are expensed as incurred.

Provisions are recognized when Matáv has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(n) Foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into the local currency (HUF or MKD) at the exchange rates at the balance sheet date and any unrealized exchange gains and losses are recognized immediately. Gains and losses that arise on foreign currency transactions and financing activities are included under net interest and other charges.

For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date were incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at that date. The fair value adjustments resulting from the purchase price allocation and goodwill is accounted for in HUF.

At year-end the assets and liabilities of the foreign subsidiaries are translated into HUF using the exchange rates prevailing on the balance sheet date. The income statements of the foreign subsidiaries are translated into HUF using the average rate of exchange during the year. The translation difference arising on consolidation is booked against the cumulative translation adjustment in shareholders' equity.

(o) Loans and other borrowings

Borrowings are recognized initially at the proceeds received, in subsequent periods they are stated at amortized costs. Any difference between the proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Borrowing costs are recognized as an expense as incurred net of amounts capitalized. Interest on general borrowings is capitalized as part of the cost of the relevant fixed asset, up to the date of commissioning and is then amortized over the period the asset is depreciated.

(p) Income tax

Deferred tax is provided, using the liability method, for all temporary differences arising between tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

The principal temporary differences arise from depreciation on property, plant and equipment, intangible assets, deferred revenue, impairment of receivables, inventory, liabilities and charges, government loans and tax losses carried forward.

(q) Pensions and other post-retirement benefits

Matáv had provided post-retirement meal and other benefits to their retirees. Under IAS 19 the expected costs of these benefits were accrued over the period of employment using a single actuarial method not tied to the funding of the plan. The valuation of these obligations had been carried out using the projected unit cost method. During 2000 Matáv terminated the provision of such benefits to its former employees, which resulted in the reversal of the accumulated provision to employee related expenses.

Payments to defined contribution pension plans are recognized as expense in the period in which they become due. Payments amounted to HUF 1,616 million, HUF 1,850 million and HUF 2,082 million for the years ended December 31, 1999, 2000 and 2001 respectively.

(r) Earnings per share

Basic earnings per share is calculated by dividing income for the period by the weighted average number of common stocks outstanding. Diluted earnings per share is calculated by the treasury stock method.

(s) Comparative information

In order to maintain consistency with the current year presentation, certain items have been reclassified for comparative purposes.

4 Cash and cash equivalents

Cash and cash equivalents held by the Hungarian members of the Group are primarily denominated in Hungarian Forint and concentrations of credit risk are limited as Matáv places its cash with substantial credit institutions. Cash and cash equivalents held by the Macedonian subsidiaries are denominated in Macedonian Denars, Euros and in U.S. dollars.

5 Financial investments

Financial investments consist of treasury instruments with maturities of three to twelve months, held for trading purposes.

6 Receivables

	At December 31,	
	2000	2001
	(in HUF millions)	
Domestic trade receivables	74,757	74,936
Foreign trade receivables	5,604	22,974
Advances paid for current assets	704	480
Other receivables	4,797	3,429
Receivables from Associates	985	669
Taxes receivable	1,273	6,277
Other prepayments and accrued income	1,600	1,960
	89,720	110,724
Less impairment loss	(18,469)	(22,645)
	71,251	88,079

The significant increase in foreign trade receivables is due to the inclusion of MakTel's trade receivables in the consolidated financial statements.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising Matáv's customer base and their dispersion across many different industries and geographic areas.

The allowance for impairment loss and changes therein for 2000 and 2001 are as follows:

	At December 31, 2000	At December 31, 2001
	(in HUF millions)	
Impairment loss, beginning of period	(14,977)	(18,469)
Change in the composition of the Group	0	(3,338)
Charged to expense	(8,176)	(6,462)
Utilized	4,684	5,624
Impairment loss, end of period	(18,469)	(22,645)

7 **Inventories**

	At December 31, 2000	At December 31, 2001
	(in HUF millions)	
Cables, wires and other inventory	3,601	5,573
Inventory for resale	8,124	10,483
Subtotal	11,725	16,056
Less allowances for obsolete inventory	(1,138)	(2,759)
	10,587	13,297

8 **Property, plant and equipment**

	Land	Buildings	Duct, cable and other outside plant	Telephone exchanges	Other fixed assets	Capital work in progress	Total
	(in HUF millions)						
Cost							
January 1, 2001	3,991	81,857	200,397	398,136	90,962	32,558	807,901
Change in the composition of the Group	90	16,953	37,390	45,358	13,000	10,447	123,238
Additions	43	7,804	21,870	70,641	15,482	(14,115)	101,725
Disposals	(10)	(100)	(2,240)	(16,494)	(6,754)		(25,598)
Translation adjustment	(2)	(1,008)	(2,340)	(3,410)	(889)	(510)	(8,159)
December 31, 2001	4,112	105,506	255,077	494,231	111,801	28,380	999,107
Depreciation							
January 1, 2001		11,065	42,116	146,707	46,311		246,199
Change in the composition of the Group		3,042	13,605	17,070	5,189		38,906
Charge for the year		3,123	9,776	50,269	19,408		82,576
Impairment losses				1,843			1,843
Disposals		(31)	(1,719)	(13,807)	(6,413)		(21,970)
Translation adjustment		(230)	(805)	(1,215)	(395)		(2,745)
December 31, 2001		16,969	62,873	200,867	64,100		344,809
Net book value							
December 31, 2001	4,112	88,537	192,204	293,364	47,701	28,380	654,298
Net book value							
December 31, 2000	3,991	70,792	158,281	251,429	44,651	32,558	561,702

Additions to capital work in progress are shown net of transfers to assets in service.

Included in telephone exchanges at December 31, 2001 are assets subject to finance leases with a gross book value of HUF 1,501 million and net book value of HUF 678 million.

Included in telephone exchanges at December 31, 2001 are assets leased under operating lease contracts to customers with a gross book value of HUF 8,175 million and net book value of HUF 4,318 million. Depreciation for the year of these assets amounted to HUF 1,360 million.

Impairment losses are mostly related to analog cellular and security monitoring equipment.

9 Intangible assets

	Concession costs and licenses	Software	Leasehold interest	Other intangible	Goodwill	Total
			(in HUF millions)			
Cost						
January 1, 2001	20,141	39,380	7,190	15,235	221,279	303,225
Change in the composition of the Group	195	421	88			704
Additions	1,280	13,937	600		60,291	76,108
Disposals	(141)	(1,600)	(1,209)	(7,689)	(766)	(11,405)
Translation adjustment	(25)	(149)				(174)
December 31, 2001	21,450	51,989	6,669	7,546	280,804	368,458
Amortization						
January 1, 2001	2,869	16,826	3,264	6,333	11,517	40,809
Change in the composition of the Group	51	135	28			214
Charge for the year	1,073	8,956	857	2,677	17,681	31,244
Impairment		468			491	959
Disposals	(5)	(1,586)	(709)	(7,689)	(766)	(10,755)
Translation adjustment	(5)	(20)	(17)			(42)
December 31, 2001	3,983	24,779	3,423	1,321	28,923	62,429
Net book value						
December 31, 2001	17,467	27,210	3,246	6,225	251,881	306,029
Net book value						
December 31, 2000	17,272	22,554	3,926	8,902	209,762	262,416

The amortization expense of intangible assets including goodwill is accounted for in the Depreciation and amortization line of the income statement.

Impairment of software is related to the analog cellular activity, while the impairment of goodwill is related to investments in various subsidiaries.

10 Associates and other long term investments

	For the year ended December 31,	
	2000	2001
	(in HUF millions)	
Opening balance of associates	6,534	8,438
Additions to associates	1,132	300
Share of associates' profit before tax	2,174	1,703
Share of associates' corporate tax	(229)	(51)
Dividend payments	(1,009)	(779)
Disposals	0	(168)
Associates becoming subsidiaries	(164)	(3,234)
Closing balance of associates	8,438	6,209
Other long term investments	5,624	6,990
	14,062	13,199

Other long term investments include loans given to associated undertakings and third parties classified as originated loans under IAS 39.

The associated companies, whose results are included in the table above, are all included in the fixed line segment (note 29).

11 Other non-current assets

	At December 31,	
	2000	2001
	(in HUF millions)	
Deferred tax asset (note 22)	3,188	3,816
Assets held for disposal	4,932	3,725
Cross-currency interest rate swaps	0	2,671
Prepayments falling due after 1 year	2,864	4,978
Other non-current assets	4,081	3,660
	15,065	18,850

Derivative assets (cross-currency interest rate swaps) in an amount of HUF 1,502 million were offset against the underlying bank loans at December 31, 2000 (see note 12). In addition to this amount HUF 589 million was recognized on adoption of IAS 39 on January 1, 2001 against retained earnings to reflect the fair value of the cross-currency interest rate swaps in the balance sheet.

Cross-currency interest rate swaps on December 31, 2001 include the fair value of the swap agreements described in note 13.

12 Loans and other borrowings

	Notes	At December 31,	
		2000	2001
		(in HUF millions)	
Bank loans	(a)	166,331	127,063
Bonds	(b)	20,228	23,217
Loans from Related parties	(c)	0	300,908
Finance leases		1,214	888
Other		1,593	1,294
		189,366	453,370

At December 31, 2001, principal repayments fall due in:

	2002	2003	2004	2005	2006	after 2006	Total
Total	33,607	279,612	40,451	10,264	77,858	11,578	453,370

The effective borrowings costs (total interest payable and other charges) for Matáv's loans and borrowings were 14.4%, 12.7% and 7.5% for the years ended 1999, 2000 and 2001 respectively. The weighted average interest rate on short-term borrowings (denominated in Hungarian Forints and foreign currencies) was 12.7% in 1999, 6.88% in 2000 and 9.81% in 2001.

(a) Bank loans

Bank loans analyzed by currency are as follows:

	At December 31,	
	2000	2001
	(in HUF millions)	
HUF	80,875	88,155
EUR	74,238	17,888
USD	12,720	21,020
Net hedging position	(1,502)	0
	166,331	127,063

Bank loans of HUF 87,482 million at December 31, 2001 were subject to variable interest rates. Variable rate loans raised in Hungarian Forint are subject to interest rates between 9.75% and 11.17% and are based on various rates, including BUBOR (Budapest Interbank Offered Rate), yield of treasury bills and the rate quoted by the National Bank of Hungary. Funds raised in foreign currency with variable rates are subject to interest rates between 4.76% and 8.7% generally based on LIBOR plus a margin. The remaining foreign currency bank loans were subject to fixed interest rates between 5.99% and 8.6%. The bank loans have maturities ranging from 2002 to 2011.

Included in bank loans are loans from the World Bank and the European Investment Bank (collectively known as "IFIs" – International Finance Institutions) totaling HUF 42,095 million and HUF 38,489 million at December 31, 2000 and 2001, respectively. The majority of these loans are taken in foreign currency, which are subject to interest rates of between 5.99 % and 8.6% with maturities ranging from 2005 to 2011.

Included in bank loans is a USD denominated loan amounting to HUF 5,519 million that is subject to interest based on a fixed rate of 7.05%. This loan is subject to a cross currency interest rate swap arrangement, which is described in note 13.

Included in bank loans is a USD denominated loan amounting to HUF 5,710 million that is subject to interest based on a fixed rate of 6.56%. This loan is subject to a cross currency swap agreement, which is described in note 13.

On the adoption of IAS 39, Matáv calculated the fair value of the above mentioned two swap agreements. As a result of the calculation, the fair value of the swaps exceeded the value of the net hedging position by HUF 589 million, which was recognized as an asset against the retained earnings as of January 1, 2001. The value of the net hedging position (HUF 1,502 million) and the HUF 589 million together reflected the fair value of the swap arrangements as of January 1, 2001 and are now disclosed as cross-currency interest rate swaps among other non-current assets.

Loans totaling HUF 24,554 million and HUF 27,550 million at December 31, 2000 and 2001 are roll-over loans which can be prepaid at any time and may be drawn down in one to six month rolling periods. However, the facility under which the loans are provided have final repayment dates falling due after one year and are, therefore, classified as long-term.

Group loan agreements contain covenant restrictions that – among other things – require maintenance of certain financial ratios. Breach of those covenants would make HUF 98,574 million due and payable in 30 days if not remedied. At December 31, 2001, Matáv was in breach of a covenant applied in one agreement. The covenant was based on a debt-equity ratio, in which equity was defined as net of the book value of intangible assets. Due to the substantial amount of goodwill assumed on the acquisition of Westel's remaining 49% stake, the book value of intangible assets to be netted against the Group's shareholders' equity increased significantly, while the net debt also increased as the acquisitions were financed from loans (note 12/c). However, Matáv agreed a one month waiver from the partner banks to re-negotiate the terms of the relevant covenant. The Company renegotiated the terms of the loans and came to an agreement with the lenders in January 2002, as a result of which the debt-equity covenant was replaced with a debt-EBITD (earnings before interest, tax and depreciation) covenant, with which the Company was in compliance. In 2002 three other agreements were modified with the same terms.

(b) Bonds

On March 24, 1998, the Company completed two domestic bond offerings. A one-year bond offering in the total amount of HUF 5 billion was fully subscribed and subsequently repaid on March 26, 1999. The other transaction included five-year bonds with a total amount of HUF 10 billion with interest payable semi-annually at an interest rate of 50 basis points over the average yield of the last three auctions of 6-month Hungarian Treasury Bills.

On June 22, 2000 Matáv launched a HUF 45 billion bond program. This program allows Matáv to issue fixed, floating or zero coupon bonds with maturities of between 1 and 10 years. On July 12, 2000, Matáv issued a three-year, fixed rate tranche in the nominal amount of HUF 10 billion. The bonds were sold at an average price 51 basis points over the 3-year Hungarian Treasury Bills. On March 21, 2001 Matáv issued a 2.5-year fixed rate 9.25% bonds in the nominal amount of HUF 3 billion. The bonds were sold at an average price 74 basis points over the 3-year Hungarian Treasury Bills.

(c) Loans from related parties

For the acquisition of a 44% stake in MakTel, Matáv received a loan of EUR 301.5 million (HUF 79,985 million) from Deutsche Telekom Finance B.V. on January 15, 2001. The loan is based on a variable rate of EURIBOR+30 basis points and repayable in one amount on January 31, 2008. Interest payments are due semi-annually.

For the acquisition of the remaining 49% stake in Westel, Matáv received a loan of EUR 920 million (HUF 226,750 million) from Deutsche Telekom Finance B.V. on December 20, 2001. The loan is based on a variable rate of EURIBOR+50 basis points and repayable in one amount on August 14, 2003. Interest payments are due quarterly.

(d) Credit facilities and pledges

At December 31, 2001, Matáv had undrawn committed credit facilities of HUF 20,372 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

There are pledges on receivables for loans totaling HUF 6,173 million.

13 Quantitative and Qualitative Information about Financial Instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade creditors, leases and borrowings. Matáv is also a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange.

Matáv is exposed to interest and foreign exchange rate risk associated with its debt and anticipated transactions. Matáv has no significant concentrations of credit risk. The functional accounting currency of Matáv is the Hungarian Forint, therefore Matáv's objective is to minimize the level of its financial risk in Hungarian Forint terms.

Matáv is exposed to financial market risk through interest rate fluctuations. This is due to the fact that changing interest rates in the U.S. and Western-Europe affect the fair value of fixed rate debt. To control interest rate risk, a combination of fixed and floating rate debt is used within the foreign currency and HUF portfolios. In the case of foreign debt, Matáv maintains a balance between fixed rate and variable rate debt. Mainly floating rate instruments are used in the case of Hungarian Forint debt due to decreasing interest rates.

Matáv is exposed to foreign exchange risk related to foreign currency debt and foreign exchange payments (ie. international third party telecommunications carriers and capital expenditure). To reduce foreign exchange risk, Matáv's debt portfolio guidelines limit the individual classes of currencies in the debt portfolio. Matáv aims to increase the proportion of its borrowings in Hungarian Forint as the Hungarian capital market develops. Most of Matáv's foreign exchange debt portfolio is denominated in Euro. The National Bank of Hungary lifted the devaluation of the Hungarian Forint against the Euro in October 2001 after widening the intervention band from +/-2.25% to +/-15% as of May 4, 2001. The introduction of this new foreign exchange regulation increased the foreign exchange risk of the Group significantly.

In 2000 and 2001 Matáv occasionally entered into derivative contracts for hedging purposes. These foreign currency forward contracts and swap arrangements were taken to reduce the exchange rate risk of debt repayments or to adjust the currency structure of the debt portfolio to match that used by the National Bank of Hungary (Euro) in its management of the Hungarian Forint. Using derivatives to change the debt portfolio's composition serves to reduce cross currency risk.

Derivative instruments are limited to foreign currency forward contracts and swap agreements that are recognized at cost in the financial statements on inception. In order to partially hedge the foreign currency exposure on certain DEM denominated debts, Matáv has entered into short term foreign currency forwards to purchase DEM for HUF. As these forwards expire, new short-term forwards are entered into in order to maintain a hedge of approximately 30% of the principal balance of the debt. In the case of foreign currency forward contracts, any increase or decrease in the amount required to settle the liability net of premium or discount is off-set by a corresponding movement in the value of the forward exchange contract. Gains and losses on derivative positions are booked against the gain or loss on the related underlying positions being hedged. In 2001, losses of HUF 1,001 million were recognized in the statements of income related to foreign currency forward contracts. As of December 31, 2001, Matáv had no open foreign currency forward positions.

Included in bank loans is a USD denominated loan amounting to HUF 6,519 million that is subject to interest based on a fixed rate of 7.05%. This loan is subject to a cross currency interest rate swap arrangement which entitles Matáv to receive USD interest and principal payments at fixed rates, and obliges it to pay EUR interest and principal repayments at floating rates of the EURIBOR rate plus a margin of 0.65%. The EUR principal payments are fixed at a rate of 1 EUR = 1.0777 USD. The timing and amount of the USD payments to be received exactly match the underlying payment obligations on the USD loan. In 2000 Matáv accounted for interest and foreign exchange movements on these loans at the EUR rate. As a result, the value of the net hedging position at December 31, 2000 amounted to HUF 871 million.

Included in bank loans is a USD denominated loan amounting to HUF 5,710 million that is subject to interest based on a fixed rate of 6.56%. This loan is subject to a cross currency swap agreement. This swap agreement entitles Matáv to receive USD interest and principal payments at fixed rates, and obliges it to pay EUR interest and principal payments at fixed rates of 5.17%. EUR principal payments are determined according to the EUR equivalent of the USD principal payments at a rate of 1.0277 USD/EUR. The timing and amount of the USD payments received exactly match the underlying payment obligations of the USD loans. In 2000 Matáv accounted for interest and foreign exchange movements on these loans at the EUR rate. As a result, the value of the net hedging position at December 31, 2000 amounted to HUF 631 million.

The two loans described above are accounted for as USD loans, while the fair value of the swap agreements is accounted for separately as derivative assets and is disclosed in other non-current assets in 2001.

The financial asset portfolio is relatively small compared to the debt portfolio of Matáv and includes only short term, marketable securities with active secondary markets to ensure liquidity. Matáv mitigates credit risk by investing only in high quality securities.

As of December 31, 2001, Matáv's cash balance included HUF denominated cash equivalent instruments with a value of HUF 3,491 million at an average fixed interest rate of 7.17% and HUF 1,627 million in variable rate instruments with an average interest rate of 7.16%.

Financial investments of HUF 327 million were held in fixed rate instruments at an average interest rate of 9.75%.

The net carrying amounts of financial assets including cash, investments, receivables and payables and finance lease obligations reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

The following table is a summary of Matáv's market sensitive debt instruments, including fair value calculated using the discounted cash flow method. Average rates disclosed represent the weighted average rates of fixed rate and variable rate portfolios at period end. The book values of variable rate loans and borrowings approximate their fair values as shown below at December 31, 2001.

	Maturities							
	2002	2003	2004	2005	2006	after 2006	Total	Fair value
	(in HUF millions, except percentages)							
Bank loans (HUF Denominated)								
Fixed rate	1,504	4	12,500	0	0	0	14,008	14,773
Average interest rate	10.41%	0.00%	11.75%				11.60%	
Variable rate	21,972	22,625	22,175	6,125	625	625	74,147	74,147
Average interest rate	10.57%	10.63%	10.60%	10.90%	11.01%	11.01%	10.63%	
Total	23,476	22,629	34,675	6,125	625	625	88,155	88,920

continued on p. 21

continued from p. 20

	Maturities							
	2002	2003	2004	2005	2006	after 2006	Total	Fair value
	(in HUF millions, except percentages)							
Bank loans								
(foreign Currency denominated)								
Fixed rate	3,125	3,125	3,125	3,125	2,376	10,697	25,573	25,068
Average interest rate	7.13%	7.13%	7.13%	7.13%	6.91%	6.91%	7.02%	
Variable rate	6,307	3,511	2,235	754	410	118	13,335	13,335
Average interest rate	7.80%	7.34%	6.74%	8.36%	8.08%	4.76%	7.52%	
Total	9,432	6,636	5,360	3,879	2,786	10,815	38,908	38,403
Total bank loans	32,908	29,265	40,035	10,004	3,411	11,440	127,063	127,323
Bonds and bills of exchange								
(HUF denominated)								
Fixed rate	81	13,000	0	0	0	136	13,217	13,335
Average interest rate	0.49%	9.25%				0.00%	9.10%	
Variable rate	0	10,000	0	0	0	0	10,000	10,000
Average interest rate		11.18%					11.18%	
Total	81	23,000	0	0	0	136	23,217	23,335

14 Trade and other payables

	At December 31,	
	2000	2001
	(in HUF millions)	
Domestic trade payables	49,427	47,832
Foreign trade payables	9,569	11,753
Amounts owed to related parties	760	12,515
Taxation and social security	7,223	12,661
Accrued expenses and prepayments	13,960	19,830
Amounts received in advance	1,666	1,460
Salaries and wages	6,102	9,462
Payables to associates	196	87
Dividends payable to minority interest holders	27	63
Other payables	4,946	6,463
	93,876	122,126

15 Deferred revenue

	At December 31,	
	2000	2001
	(in HUF millions)	
Beginning of period	18,291	13,639
Change in the composition of the Group	0	391
Amortization	(4,652)	(3,499)
End of period	13,639	10,531
Amount to be recognized within one year	3,680	3,430

16 Other non-current liabilities

The majority of other non-current liabilities is the 1800 license fee payable by Westel in 2003.

17 Provision for liabilities and charges

	Severance	Customer loyalty program	Other	Total
	(in HUF millions)			
January 1, 2001	9,760	1,699	195	11,654
Additions	0	1,972	308	2,280
Amounts used	(9,220)	(1,378)	(16)	(10,614)
December 31, 2001	540	2,293	487	3,320

The provision for severance relates to the employee termination benefit payable in 2002 in accordance with the agreement made with employee representatives.

18 Minority interests

In cases where subsidiaries are not wholly owned by the Group, the consolidated balance sheets and income statements reflect the share of investment and results held by third parties.

	For the year ended December 31,		
	1999	2000	2001
	(in HUF millions)		
Beginning of period	12,135	23,012	1,228
Acquisition of MakTel	0	0	35,963
Other movement in capital contributed by minority interest	216	780	396
Share of results for the year	14,883	2,869	13,706
Dividends paid/payable to minority shareholders	(4,222)	(143)	(58)
Acquisition of minority interest in Westel and Westel 0660	0	(25,290)	0
Cumulative Translation Adjustment	0	0	(3,066)
End of period	23,012	1,228	48,169

The minority interest share of results for the year 2001 includes an amount of HUF 2,100 million in relation to the call option of CosmoTelco representing the loss to Matáv had CosmoTelco exercised its option for further interest in Stonebridge at December 31, 2001 (see note 2).

19 Revenues

	For the year ended December 31,		
	1999	2000	2001
	(in HUF millions)		
Domestic fixed line telecommunications services:			
Subscriptions, connections and other charges	63,191	82,918	96,673
Domestic traffic revenue	134,071	129,517	123,366
Other usage	18,743	19,136	17,264
International traffic revenues	43,807	41,432	34,992
Mobile telecommunications services	82,746	108,885	140,234
Leased lines and data transmission	20,241	26,819	36,604
Other services	22,133	37,238	38,635
Revenue from international activities	0	0	59,977
	384,932	445,945	547,735

Revenue from international activities includes the total consolidated revenues of MakTel.

20 Other operating expenses

	For the year ended December 31,		
	1999	2000	2001
	(in HUF millions)		
Materials, maintenance and service fees	30,414	38,946	53,946
Subcontractors	3,217	12,277	11,514
Fees and levies	10,025	11,901	15,921
Marketing	8,507	10,348	13,360
Other expenses	26,287	25,910	29,303
	78,450	99,382	124,044

21 Net interest and other charges

	For the year ended December 31,		
	1999	2000	2001
	(in HUF millions)		
Interest expense ·			
Hungarian Forint loans	11,112	11,333	11,473
Foreign currency loans	9,182	5,318	9,042
Finance leases	47	157	119
Net foreign exchange losses / (gains)	6,289	4,835	(7,405)
Commissions and other bank charges	1,941	2,042	2,420
Total interest expense and other charges	25,571	23,685	15,649
Interest capitalized	(541)	(626)	(404)
Interest and other financial income	(2,897)	(2,067)	(2,141)
	22,133	20,992	13,104

22 Income tax

	For the year ended December 31,		
	1999	2000	2001
	(in HUF millions)		
Income tax charge on the profit for the year	(7,646)	(8,625)	(9,464)
Deferred income taxes	832	1,102	(2,218)
Income tax on the Group's share of the results of associates	(97)	(229)	(51)
Income tax expense	(6,911)	(7,752)	(11,733)

The Company and certain of its subsidiaries qualify for a reduction in income tax payable on meeting certain conditions. The reduction in the tax payable amounted to a 100% allowance for five years from the date of qualification, and a 60% allowance for a further five years. Through 1998, Matáv Rt. and Westel qualified for the 100% allowance. Through 1995, Westel 0660 utilized the 100% allowance. From January 1, 1999, Matáv Rt. has been utilizing the reduced allowance of 60%, for a maximum possible five years (effective tax rate of 7.2%). Westel 0660 utilized the reduced allowance of 60% until December 31, 1999.

Management believes that the conditions underlying the reduction in income tax will continue to be met by Matáv Rt. As result of Matáv's acquisition of the remaining 49% of Westel, foreign ownership fell below 30%, hence Westel lost its 60% reduction in income tax as of December 21, 2001. This resulted in a deferred tax credit of approximately HUF 1,600 million. All other Hungarian subsidiaries were subject to income tax of 18%, while the Macedonian companies are subject to income tax of 15%.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. The Group has tax losses of HUF 11,465 million to carry forward against future taxable income, which have not been recognized in these financial statements due to uncertainty of their recoverability. Recognized tax losses of HUF 288 million expire in 2006.

Matáv's deferred tax balances are as follows:

	Balance at December 31, 2000	Change in the composition of the group	Cumulative translation adjustment	Adoption of IAS 39	Income statement effect	Balance at December 31, 2001
Deferred tax assets						
Net operating loss carry-forward	347				(295)	52
Investments in consolidated subsidiaries	0				(1,055)	(1,055)
Impairment of receivables,						
Inventory and financial investments	1,311	510	(37)	(88)	2,189	3,884
Property, plant and equipment and intangible assets	(1,089)	1,053	(143)		(1,730)	(1,909)
Derivative assets	0				(184)	(184)
Trade and other payables	0	103	(2)		(56)	45
Loans and other borrowings	287				(341)	(54)
Deferred revenue	1,060				(131)	929
Provisions for liabilities and charges	959				(614)	345
Total net deferred tax assets	2,875	1,666	(182)	(88)	(2,218)	2,053
Add back: deferred tax liability	313					1,763
Deferred tax assets	3,188					3,816

Deferred tax assets and liabilities are determined by the legal entities of the Group.

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	For the year ended December 31,		
	1999	2000	2001
	(in HUF millions)		
IAS profit before income tax	100,428	77,273	107,999
Tax at 18%	(18,077)	(13,910)	(19,440)
Effect of different tax rates	8,932	8,510	11,259
Tax on items not subject to tax	2,634	981	1,368
Tax effect of unrecognized tax losses	(284)	(352)	(1,151)
Tax on non deductible expenses	(1,298)	(2,511)	(4,459)
Temporary differences reversing at different rates	379	(241)	741
Income tax expense (before associates' tax)	(6,814)	(7,523)	(11,682)
Share of associates tax expense	(97)	(229)	(51)
Income tax expense	(6,911)	(7,752)	(11,733)

Items not subject to income tax consist primarily of amortization of investment contribution fees and connection fees as well as the share of associates' profit before income tax as the results of the associates are not included in the reconciliation.

23 Convertible bonds — Management Incentive Plan

From June 29, 1998 to July 1, 1998, Matáv Rt. issued 7 million convertible bearer bonds, known as the "Management Incentive Program Bond" each with a face value of HUF 1. The holder of a bond may convert it into one newly issued Matáv "A" series registered common stock with a face value of HUF 100, in accordance with the allocation and conversion rules. On July 1, 1998, 4,231 thousand bonds were allocated to management. In 1999, 402 thousand bonds were forfeited. In 2000 additional 876 thousand bonds were allocated to management and 293 thousand bonds were forfeited. In 2001, 242 thousand bonds were forfeited.

The Bonds may be converted into newly issued Matáv "A" series registered common stock over a three year period with one third vesting each year beginning July 1, 1999. Bonds can not be converted after the end of the bond's term, June 2002.

The conversion price of the bonds is the Hungarian Forint equivalent of USD 5.75 per bond, calculated based on the USD/HUF exchange rate quoted by the National Bank of Hungary on the day of conversion, less the face value of the Bond, but not less than the initial public offering price of HUF 730 per share.

Compensation cost is not recognized in these financial statements for the fair value or the intrinsic value of the bonds granted.

24 Post-retirement benefits

Under IAS 19 "Employee Benefits" (revised 1997), Matáv records expense for post-retirement benefits in the period in which they are earned. During 2000, Matáv terminated the provision of post-retirement benefit and reversed the accumulated provision to Employee related expenses. The tables below show historical details of the benefit plan.

	At December 31,
	1999
	(in HUF millions)
Benefits earned during the year	83
Interest cost on projected benefit obligation	373
Post-retirement benefit costs	456

The present values of Matáv's obligations included in the consolidated balance sheet at December 31, 1999 were as follows:

	At December 31,
	1999
	(in HUF millions)
Estimated present value of defined benefit obligations	
Retirees and dependants	1,853
Active plan participants	797
Accumulated post-retirement benefit obligation	2,650
Prior year service cost not yet recognized	235
Unrecognized net gain from change in assumptions	664
Accrued post-retirement benefit cost included in Provisions for liabilities and charges	3,549

The amount of the accrual was determined using actuarial principles and using the following assumptions:

	For the year ended December 31,
	1999
	(in HUF millions)
Discount rate	10%
Weighted average projected growth rate of per-capita benefit costs	10%

(b) Purchase commitments

As of December 31, 1999, 2000 and 2001, capital and other expenditures amounting to HUF 18.5 billion, HUF 18.2 billion and HUF 11.2 billion, respectively, principally relating to the telecommunications network, had been committed to under contractual arrangements, with the majority of payments due within one year.

(c) M-RTL

Matáv Rt. acquired a 25% share in M-RTL, a television broadcasting company in 1997. Matáv Rt. committed to provide M-RTL with equity and debt financing. At December 31, 2001 Matáv Rt. has outstanding commitments of approximately DEM 4 million to provide further funds to M-RTL.

26 Lease revenues

Operating lease revenues relate primarily to the leasing of PBX equipment where Matáv is the lessor.

Year	Operating Leases (in HUF millions)
2002	5,269
2003 – 2005	9,833
2006 and thereafter	1,833
Total minimum lease payments receivable	16,935

27 Related party transactions

The Company is majority owned by MagyarCom GmbH (59.49%), which is owned by Deutsche Telekom AG after buying out the 50% share of SBC Inc. in MagyarCom in June 2000. Following a tender in 1993, MagyarCom was awarded the national concession license to operate all long distance and international services, as well as local services in 36 primary areas. The rights and obligations under the concession were assigned to the Company. Under a service agreement, MagyarCom Services Kft., a Hungarian company owned by Deutsche Telekom provides Matáv with management and consultancy services. The total service fees charged in 1999, 2000 and 2001 amounted to HUF 2,152 million, HUF 2,478 million and HUF 1,563 million, respectively. Matáv had no outstanding payable to MagyarCom GmbH, while the outstanding payable for the services rendered by MagyarCom Services Kft. amounted to HUF 515 million at December 31, 2001 (HUF 760 million at December 31, 2000). Matáv had no amounts receivable from the above companies as of the same dates.

Prior to 2000, Westel and Westel 0660 used consulting and other technical services provided by MediaOne International B.V. which owned 49% of Westel as of December 31, 2000. Costs incurred relating to these services amounted to HUF 161 million in 1999, while in 2000 and 2001 such expenses were not incurred. Westel had no amounts payable to MediaOne International, at the end of 2000 and 2001.

Matáv provides services to Government departments and businesses on arm's length basis, however, individually none of these customers represent a significant source of revenue.

Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária Rt. The revenues of Hunsat include membership fees paid by the establishing owners and subsidies received from an international space communications organization. Costs incurred by Matáv including payment of these membership fees amounted to HUF 269 million in 2001, HUF 324 million in 2000 and HUF 301 million in 1999. Any profits made by Hunsat are repaid to the joint venture partners.

The remuneration of the Company's Directors amounted to HUF 7 million in 2001 (HUF 13 million in 2000 and HUF 14 million in 1999). The remuneration of the members of the Company's Supervisory Board amounted to HUF 7 million in 2001 (HUF 7 million in 2000 and HUF 10 million in 1999).

The Company paid contributions in an amount of HUF 185 million to life insurance plans for the management in 2001.

28 *Principal investees*

At December 31, 2001 the principal operating associates, joint ventures and subsidiaries of the Group, which are incorporated in Hungary and Macedonia, were as follows:

Associates / Joint ventures	Group interest in capital	Activity
Hunsat Magyar Űrtávközlési Koordinációs Egyesülés	50.00%	VSAT satellite communications
DSP Rt.	38.84%	Cable TV holding
Magyar RTL Televízió Rt.	25.00%	Television broadcast company
Nemetkábel Vagyonkezelő Rt.	25.00%	Cable TV holding

Subsidiaries	Group interest in capital	Activity
Axelero Rt.	100.00%	Internet service and content provider
Emitel Távközlési Rt.	100.00%	Local telecommunications operator
InvesTel Rt.	100.00%	Cable TV holding
Makedonski Telekomunikacii AD (MakTel)	44.11%	Macedonian telecommunications company
Matávcom Kft.	100.00%	Solutions for business customers
MatávkábelTV Kft.	75.00%	Cable television operator
Stonebridge AD	86.50%	Macedonian holding company
Westel Rádiótelefon Kft.	100.00%	Cellular telephone services
Westel Mobil Távközlési Rt.	100.00%	GSM digital cellular telephone services

29 *Segment Information*

Matáv has three operating segments, fixed line telecommunications, mobile telecommunications and international activities.

The fixed line telecommunications segment provides local telephony in Matáv's 39 local primary areas, domestic and international long distance services on a nationwide basis as well as related services such as leased lines, data transmission, PBX, corporate networks and Internet.

The mobile segment consists of services provided by Westel and Westel 0660. Westel 0660 provides analog services in the 450 MHz frequency bandwidth and Westel provides digital services in the 900 and 1,800 MHz frequency bandwidth. Services provided between the Company, Westel and Westel 0660 are made on an arms-length basis. Westel and Westel 0660 each provide distribution for the other's products. Both Westel and Westel 0660 lease space at base stations to each other and from the Company on a contract basis.

The international segment includes the four Macedonian companies, Stonebridge, the holding company through which Matáv controls MakTel, MakTel, Macedonia's exclusive fixed line telecommunications company, MobiMak, MakTel's subsidiary that is the exclusive cellular telecommunications service provider in Macedonia and Telemacedonia AD through which Matáv provides management and consultancy services to MakTel, MobiMak AD and Stonebridge.

The following table presents a summary of operating results of the Group by segment for the years ended December 31, 1999, 2000 and 2001. The segments presented below are substantially consistent with the format used by the Company's Management Committee.

	For the year ended December 31,		
	1999	2000	2001
Revenues	(in HUF millions)		
Total revenue of fixed line segment	302,230	326,280	333,685
Fixed line revenue from other segments	(9,905)	(9,491)	(11,241)
Fixed line revenue from external customers	292,325	316,789	322,444
Total revenue of mobile segment	117,336	159,345	198,947
Mobile revenue from other segments	(24,729)	(30,189)	(33,653)
Mobile revenue from external customers	92,607	129,156	165,294
Total revenue of International segment	0	0	60,034
International revenue from other segments	0	0	(57)
International revenue from external customers	0	0	59,997
Total revenue of the group	384,932	445,945	547,735
Depreciation and amortization			
Fixed line	49,873	60,932	65,948
Mobile	12,272	33,788	40,282
International	0	0	10,392
Total	62,145	94,720	116,622
Operating profit			
Fixed line	85,471	70,837	60,143
Mobile	35,660	25,254	35,793
International	0	0	23,464
Total	121,131	96,091	119,400
Assets			
Fixed line	535,932	584,937	508,889
Mobile	113,585	374,953	359,614
International	0	0	240,839
Inter-segment elimination	(5,361)	(8,813)	(12,989)
Total segment assets	644,156	951,077	1,096,353
Unallocated assets	3,704	3,347	7,843
Total assets	647,870	954,424	1,104,196
Capital expenditures on tangible and intangible assets			
Fixed line	94,063	111,134	75,050
Mobile	33,615	41,650	36,494
International	0	0	16,203
Total	127,678	152,784	127,747
Liabilities			
Fixed line	97,153	94,191	102,048
Mobile	22,968	40,649	43,766
International	0	0	7,511
Inter-segment elimination	(5,361)	(8,813)	(12,989)
Total segment liabilities	114,760	125,927	140,336
Unallocated liabilities	182,519	189,988	455,391
Total liabilities	297,279	315,915	595,727

Unallocated assets include tax assets, while unallocated liabilities include loans and other borrowings and tax liabilities.

Basis of inter-segment pricing: inter-segment pricing between mobile and fixed line is based upon rates as regulated and set out by the Prime Minister's Office.

Geographic Information: Matáv's fixed line and mobile segments operate exclusively in Hungary, while the International segment operates in Macedonia. Matáv does not analyze results on a more detailed level based on geographic areas within Hungary or Macedonia.

Reconciliation to U.S. GAAP (Unaudited)

Matáv's consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. The principal differences between IAS and U.S. GAAP are presented below, together with explanations of the adjustments that affect consolidated net income for each of the three years in the period ended December 31, 2001 and total shareholders' equity as of December 31, 2000 and 2001.

	Notes	For the year ended December 31, 1999	2000	2001
		(in HUF millions, except per share amounts)		
Net income under IAS		78,632	66,652	82,560
Adjustments for U.S. GAAP:				
Cumulative effect of adopting SAB 101	(a)	0	(22,167)	0
Deferred revenue	(a)	374	15,197	2,947
Post-retirement benefits	(b)	(3)	(621)	0
Management Incentive Plan Bonds	(c)	(42)	(134)	(37)
Amortization of intangible assets	(d)	0	2,534	(2,546)
Cumulative effect of adopting SFAS 133 net of deferred tax	(e)	0	0	501
Cumulative income tax effect of adopting SAB 101		0	3,042	0
Deferred income tax on U.S. GAAP adjustments		(240)	5	(1,194)
Net income under U.S. GAAP		78,721	64,508	82,231
Basic earnings per share under U.S. GAAP		75.89	62.20	79.30
Diluted earnings per share under U.S. GAAP		75.81	61.91	79.30

	Notes	At December 31, 2000	2001
		(in HUF millions)	
Shareholders' equity under IAS		637,281	460,300
Adjustments for U.S. GAAP:			
Cumulative effect of adopting SAB 101	(a)	(22,167)	0
Deferred revenue	(a)	2,876	(16,344)
Amortization of intangible assets	(d)	2,535	(11)
Cumulative income tax effect of adopting SAB 101		3,042	0
Deferred income tax on U.S. GAAP adjustments		(626)	1,222
Shareholders' equity under U.S. GAAP		622,941	445,167

(a) Deferred revenue

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", (SAB 101) which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires up-front fees to be deferred and recognized over the expected period of customer relationship.

Under U.S. GAAP Matáv applied the guidance of SAB 101 as follows:

For fixed line customers a relationship period of 10 years was assessed and up-front fees are deferred over that term. Incremental direct costs are also deferred to the extent of the revenues. For mobile subscribers activation fees are deferred over a 4 year customer relationship period together with incremental direct costs up to the amount of revenue deferred. Losses arising from the sale of handsets are recognized upon sale.

(b) Post-retirement benefits

IAS 19 is substantially similar to SFAS 106. The difference in net income of HUF 3 million in 1999 was due to the difference in the year of adoption of SFAS 106 versus IAS 19. IAS 19 was adopted in 1998, whereas for the U.S. GAAP reconciliation, SFAS 106 was adopted in previous years. During 2000 Matáv terminated the provision of post-retirement benefits, therefore, the difference in equity was eliminated. The difference in net income in 2000 reflects the release of the difference between the provisions in IAS and U.S. GAAP, accumulated in prior years.

(c) Convertible bonds – The Management Incentive Program

Compensation expense is calculated on convertible bonds granted under the "Management Incentive Plan" and disclosed in the U.S. GAAP income statement adjustments in accordance with APB 25. Total compensation expense is based on the difference between the exercise price and the market price on the grant date. Total compensation expense of HUF 143 million was going to be recognized over the three-year vesting period starting July 1, 1998. The amount amortized in 1999 took into account the impact of the forfeit of 402 thousand bonds by managers. In 2000, 283 thousand bonds were forfeited and additional 876 thousand bonds were allocated to management. Compensation expense of HUF 117 million was calculated in relation to the new grants. In total, HUF 134 million compensation expense was recognized in 2000, while the remaining HUF 37 million was recognized in 2001.

(d) Amortization of intangible assets

Due to the different revenue and intangible asset recognition rules of IAS and U.S. GAAP, the shareholders' equity of Westel, MakTel and Emitel on acquisition was different, consequently the goodwill and the value of customer base on acquisition and their amortization are different.

As a result of the new accounting announcements (SFAS 141 and 142) goodwill on the acquisition of Emitel (as of July 2, 2001) is not amortized under U.S. GAAP as the transaction was concluded after July 1, 2001.

(e) Adoption of SFAS 133

IAS 39 is substantially similar to SFAS 133, however the cumulative effect of adopting the new standard was recognized against the retained earnings in IAS, while the same effect was recognized in the income statement under U.S. GAAP.

FINANCIAL CALENDAR 2002

FEBRUARY 14, 2002	Release of 2001 full year results
APRIL 26, 2002	Annual General Meeting of shareholders
MAY 15, 2002	Release of 2002 1st quarter results
AUGUST 14, 2002	Release of 2002 1st half results
NOVEMBER 14, 2002	Release of 2002 1st nine months results

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission.

MATÁV HUNGARIAN TELECOMMUNICATIONS COMPANY LIMITED

Matáv Group Center: Krisztina krt. 55., Budapest
Mailing address: 1541 Budapest, Hungary
Phone: (+36 1) 458 0000, 458 7000, 457 4000
Telefax: (+36 1) 458 7176, 458 7177
Telex: (61) 221193 gentel h
Internet: www.matav.hu

INVESTOR INFORMATION

Matáv Investor Relations
Mailing address: 1541 Budapest, Hungary
Phone: (+36 1) 458 0424, 458 0437
Fax: (+36 1) 458 0443
E-mail: investor.relations@ln.matav.hu

MATÁV STOCK TICKER SYMBOL

Budapest Stock Exchange (BÉT): MTAV.BU
New York Stock Exchange (NYSE): MTA.N

STOCK REGISTRATION

Keler Rt., Register Project
Address: Asbóth u. 9–11., 1075 Budapest, Hungary
Phone: (+36 1) 269 6550 ext. 251, 252
Fax: (+36 1) 327 8378

STOCK TRADING INFORMATION

Budapest Stock Exchange, Information Center
Address: Deák Ferenc u. 5., 1052 Budapest, Hungary
Phone: (+36 1) 429 6636
Fax: (+36 1) 429 6654
Internet: www.bse.hu

ADR TRADING INFORMATION

JP Morgan, Morgan Guaranty Trust Company
Address: 60 Wall Street, New York, NY 10260-0060, USA
Phone: (+1 212) 483 2323
Fax: (+1 212) 648 5105

PUBLISHED BY:
© Matáv Hungarian Telecommunications Co. Ltd.
Group Communications
Budapest, 2002

RESPONSIBLE PUBLISHER:
Elek Straub, Chairman and Chief Executive Officer

RESPONSIBLE EDITOR:
Dr. Bálint Nagy, Group Communications Director

CREATIVE CONCEPTS AND LAYOUT DESIGN:
© H-ArtDirectors

IMAGE PICTURES:
© Gergely Szatmári (My Way Stúdió)

PRINTED BY:
Present Kft.

MATÁV 201 01 01 00 BRE 01 020318
Business Intelligence and Documentation Directorate

Organization of the Matáv Group

BOARD OF DIRECTORS

SUPERVISORY BOARD

MANAGEMENT COMMITTEE

- **Chairman and Chief Executive Officer**
  - Group Communication
  - Regulatory Affairs and Pricing Policy
  - Business Process Management
  - Internal Audit
- **Chief Strategy and International Officer**
  - Strategy Planning
  - Business Development and M&A
  - Business Portfolio Management
  - Multimedia and Content Strategy
- **Chief Human Resources and Legal Officer**
  - HR Management and Training
  - Legal Services
- **Chief Financial Officer**
  - Risk Management
  - Planning and Controlling
  - Treasury
  - Investor Relations
  - Accounting
- **Chief Services and Logistics Officer**
  - Logistics Coordination
  - IT Strategy
  - Security
- **Chief Technical and Network Systems Officer**
  - Network Strategy, Innovation and Environment Protection
  - Technical Project Controlling
  - Capex and Technical Controlling
  - Network Systems
- **Chief Officer Business Solutions**
  - Business Solutions
- **Chief Officer Residential Services**
  - Residential Services
- **CEO Axelero Internet**
  - Internet
- **CEO Westel Mobile**
  - Mobile
  - Wireless Network

January 2002



The movement in the liability recognized in the balance sheet is summarized in the following table.

	1999
	(In HUF millions)
At the beginning of the year	3,230
	3,230
Post-retirement benefit costs	456
Benefits paid	(137)
Accrued post-retirement benefit cost included in Provisions for liabilities and charges	3,549

25 Commitments

(a) *Lease commitments*

Operating lease commitments were mainly in respect of the lease of buildings, network and other telecommunications facilities. Included in these leases are PBX assets sold and leased back under operating lease agreements. Capital leases primarily relate to the sale and lease back of PBX and other telecommunications equipment. Future minimum lease payments under capital and operating leases at December 31, 2001 are as follows:

	Capital Leases At December 31,	
	2000	2001
Year	(in HUF millions)	
2001	400	-
2002	436	410
2003	489	462
2004	142	139
2005	0	0
2006	0	0
Thereafter	0	0
Total minimum lease payments	1,467	1,011
Less: amounts representing interest and executory costs	(253)	(123)
Present value of net minimum lease payments	1,214	888
Less: capital lease obligations included in short-term debt	262	331
Long-term capital lease obligations	952	557

	Operating Leases At December 31,	
	2000	2001
Year	(in HUF millions)	
2001	2,351	-
2002	1,737	3,245
2003	1,621	2,502
2004	1,252	2,082
2005	661	1,988
2006	521	966
Thereafter	-	778
Total minimum lease payments	8,143	10,960

Form 6-K
Extraordinary announcement
Subject: Annual Report of Matáv

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: April 29, 2002


matáv

Szabolcs Czenthe
Head of Investor Relations Department